                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-84226

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             Subject to Completion

            Preliminary Prospectus Supplement dated December 2, 2002

PROSPECTUS SUPPLEMENT
(To prospectus dated July 1, 2002)

                             $

                                   [ING LOGO]

                                 ING Groep N.V.

                           % ING Perpetual Debt Securities
                            ------------------------

    We are issuing $           aggregate principal amount of    % ING Perpetual
Debt Securities, which will be issued pursuant to a subordinated indenture between us and The Bank of New York, as trustee.

    The ING Perpetual Debt Securities will bear interest at a rate of    % per
annum on their outstanding principal amount, payable in U.S. dollars quarterly
in arrears on          ,               ,               and               ,
commencing on               , 2003. We refer to these dates as interest payment
dates. You will receive interest payments on your ING Perpetual Debt Securities only in cash. As more fully described in this prospectus supplement, except in limited circumstances, we may defer interest payments for any period of time; provided, however, that such deferred payments will become immediately due and payable if we make any payment on, or repurchase or redeem, our Junior Securities or Parity Securities (each as defined herein). Although you will always receive cash in satisfaction of any payments, we may, in certain circumstances, elect and, in the case of deferred payments, be required to satisfy our obligation to make such payments in cash by issuing our Ordinary Shares, which, when sold, will provide a sufficient amount of cash necessary to make all such payments. We refer to this as the Alternative Interest Satisfaction Mechanism. When we refer to Ordinary Shares, we mean our ordinary shares, or bearer receipts in respect thereof.

    ING Perpetual Debt Securities are perpetual securities that have no fixed maturity or redemption date. However, at our option, we may redeem the ING Perpetual Debt Securities in whole (but not in part) at their aggregate
principal amount of $           , together with any Outstanding Payments (as
defined herein), on                   or any interest payment date thereafter,
and upon the occurrence of certain tax and regulatory events described in this prospectus supplement under "Description of the ING Perpetual Debt Securities."

    We have applied to list the ING Perpetual Debt Securities on the New York
Stock Exchange under the symbol "       ." Trading of the ING Perpetual Debt
Securities is expected to begin within 30 days after the initial delivery of the ING Perpetual Debt Securities.

    FOR A DISCUSSION OF THE RISKS THAT YOU SHOULD CONSIDER BEFORE PURCHASING THE ING PERPETUAL DEBT SECURITIES, SEE "RISK FACTORS" BEGINNING ON PAGE S-8 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS.
                            ------------------------

                                                                  PRICE TO        UNDERWRITING    PROCEEDS TO ING
                                                                 PUBLIC(1)        DISCOUNT(2)      GROEP N.V.(3)
                                                                 ---------        ------------    ---------------
Per ING Perpetual Debt Security.............................           %                 %                 %
Total.......................................................    $                 $                 $

---------------

(1) Plus accrued interest, if any.
(2) We will pay the underwriters compensation of    % per ING Perpetual Debt
    Security for sales of less than $250,000 aggregate principal amount of ING
    Perpetual Debt Securities and    % per ING Perpetual Debt Security for sales
    of $250,000 or more aggregate principal amount of ING Perpetual Debt Securities to a single purchaser.
(3) Before deducting expenses.

    To the extent that the underwriters sell more than $           in principal
amount of the ING Perpetual Debt Securities, the underwriters will have the
option to purchase up to an additional $           in principal amount of the
ING Perpetual Debt Securities from us at the offering price less the underwriting discount.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

    The underwriters will deliver the ING Perpetual Debt Securities in book-entry form only through the facilities of The Depository Trust Company on
or about December   , 2002. Beneficial interests in the ING Perpetual Debt
Securities will be shown on, and transfers thereof will be effected only through, records maintained by The Depository Trust Company and its participants, including Clearstream Banking, societe anonyme, Luxembourg and Euroclear Bank S.A./N.V.
                            ------------------------

ING FINANCIAL MARKETS         MERRILL LYNCH & CO.                 MORGAN STANLEY
                            ------------------------
PRUDENTIAL SECURITIES                                       SALOMON SMITH BARNEY
UBS WARBURG                                                  WACHOVIA SECURITIES
                            ------------------------
BNP PARIBAS                                                             JPMORGAN

          The date of this prospectus supplement is December   , 2002.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Summary of the Offering.....................................   S-1
Ratio of Earnings to Fixed Charges..........................   S-7
Risk Factors................................................   S-8
Selected Financial Information..............................  S-10
Where You Can Find More Information.........................  S-14
Capitalization and Indebtedness.............................  S-17
Use of Proceeds.............................................  S-17
ING Groep N.V. .............................................  S-18
Description of the ING Perpetual Debt Securities............  S-23
United States Taxation......................................  S-39
The Netherlands Taxation....................................  S-43
Underwriting................................................  S-45
Validity of the Securities..................................  S-47

                                   PROSPECTUS


Prospectus Summary..........................................    1
Ratio of Earnings to Fixed Charges..........................    2
Risk Factors................................................    3
Where You Can Find More Information.........................    5
Forward-Looking Statements..................................    7
About This Prospectus.......................................    7
ING Groep N.V. .............................................    8
Capitalization and Indebtedness.............................   10
Use of Proceeds.............................................   10
Description of Debt Securities We May Offer.................   11
Description of Ordinary Shares..............................   36
Description of the Stichting Trust and the Bearer
  Receipts..................................................   39
Description of American Depositary Shares We May Offer......   41
Legal Ownership and Book-Entry Issuance.....................   47
Taxation....................................................   54
ERISA Considerations........................................   75
Plan of Distribution........................................   76
Validity of the Securities..................................   77
Experts.....................................................   78
Expenses....................................................   78
Notices.....................................................   78

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AS WELL AS INFORMATION WE PREVIOUSLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WHICH WE SOMETIMES REFER TO AS THE SEC, AND INCORPORATED BY REFERENCE, IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS SUPPLEMENT ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

     "We" and "us" refer to ING Groep N.V., the term "Group" or "ING" means ING Groep N.V. and its consolidated subsidiaries.

     IN CONNECTION WITH THE ISSUANCE OF THE ING PERPETUAL DEBT SECURITIES, THE UNDERWRITERS MAY ENGAGE IN TRANSACTIONS WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE ING PERPETUAL DEBT SECURITIES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT THE OFFERING, CREATING A SYNDICATE SHORT POSITION. IN ADDITION, THE UNDERWRITERS MAY BID FOR AND PURCHASE ING PERPETUAL DEBT SECURITIES, IN THE OPEN MARKET, TO COVER SYNDICATE SHORTS OR TO STABILIZE THE PRICE OF THE ING PERPETUAL DEBT SECURITIES ABOVE INDEPENDENT MARKET LEVELS. THE UNDERWRITERS ARE NOT REQUIRED TO ENGAGE IN THESE ACTIVITIES AND MAY END ANY OF THESE ACTIVITIES AT ANY TIME.

     This prospectus supplement does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. The offer or sale of the ING Perpetual Debt Securities may be restricted by law in certain jurisdictions, and you should inform yourself about, and observe, any such restrictions.

                            SUMMARY OF THE OFFERING

     The following summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all the information that may be important to you. You should read the entire accompanying prospectus and prospectus supplement, including the financial statements and related notes incorporated by reference herein, before making an investment decision. Terms which are defined in "Description of the ING Perpetual Debt Securities" or in the accompanying prospectus have the same meaning when used herein.

Issuer........................   ING Groep N.V., Amstelveenseweg 500, 1081 KL
                                 Amsterdam, P.O. Box 810, 1000 AV Amsterdam, The
                                 Netherlands,
                                 telephone: 011-31-20-541-54-11.

Trustee.......................   The Bank of New York, 101 Barclay Street, New
                                 York, New York 10286.

Calculation Agent.............   ING Financial Markets LLC.

Securities Offered............        % ING Perpetual Debt Securities, in an
                                 aggregate principal amount of $          .

                                 The ING Perpetual Debt Securities will be issued under our subordinated indenture, as supplemented by a second supplemental indenture, between us and The Bank of New York, as trustee, and will constitute a series of our subordinated debt securities as described in this prospectus supplement and the accompanying prospectus.

Interest......................   The ING Perpetual Debt Securities will bear
                                 interest at a rate of      % per annum, payable
                                 quarterly in arrears in equal payments for any full Interest Period.

Interest Payment Dates........   Subject as described below, interest payments
                                 on the ING Perpetual Debt Securities will be
                                 payable quarterly on           ,           ,
                                           and           of each year,
                                 commencing on           , 2003. We refer to
                                 these dates as interest payment dates.

Regular Record Dates..........   The regular record dates for each interest
                                 payment date will be           ,           ,
                                           and         , respectively.

Redemption....................   The ING Perpetual Debt Securities are perpetual
                                 securities and have no fixed maturity date or
                                 redemption date. The ING Perpetual Debt
                                 Securities are redeemable at our option, in
                                 whole, but not in part, at their aggregate
                                 principal amount, together with any outstanding
                                 payments, on                     , which we
                                 refer to as the First Call Date, or any
                                 interest payment date thereafter. The ING
                                 Perpetual Debt Securities are also subject to redemption upon the occurrence of a Tax Event or a Regulatory Event, each as described in this prospectus supplement under "Description of the ING Perpetual Debt
                                 Securities -- Optional Redemption and
                                 Redemption upon Certain Events."

Subordination.................   The ING Perpetual Debt Securities are our
                                 direct, unsecured and subordinated securities.
                                 The rights and claims of the holders of the ING
                                 Perpetual Debt Securities are subordinated to the claims of holders of our Senior Debt. Our
                                 Senior Debt means:

                                 - all claims of our unsubordinated creditors;

                                 - all claims of creditors whose claims are, or
                                   are expressed to be, subordinated only to the claims of our unsubordinated creditors (whether only in the event of our bankruptcy or otherwise); and

                                 - all claims of all of our other creditors,
                                   except those whose claims are, or are
                                   expressed to rank, pari passu with, or junior to, the claims of holders of the ING Perpetual Debt Securities.

                                 Upon our liquidation (upon dissolution or otherwise), you will be treated effectively from a financial point of view as if you were a holder of our most senior class or classes of preference shares. As a result, your claims would effectively from a financial point of view rank pari passu with such preference shares and any other Parity Securities or Parity Guarantees, and junior to our Senior Debt. When we refer to Parity Securities, we mean our most senior class of preference shares or any of our other securities which effectively from a financial point of view

                                 - are similar to the most senior class of our preference shares:

                                   - with respect to distributions on a return
                                     of assets upon our liquidation; or

                                   - with respect to dividends or distribution
                                     of payments or other amounts thereunder;
                                     and

                                 - rank pari passu with the ING Perpetual Debt
                                   Securities with respect to such distributions or payments.

                                 When we refer to Parity Guarantees, we mean any guarantees, indemnities or other contractual support arrangements we enter into with respect to securities issued by any of our subsidiaries or Undertakings which effectively from a financial point of view

                                 - are similar to the most senior class of our preference shares:

                                   - with respect to distributions on a return
                                     of assets upon our liquidation; or

                                   - with respect to dividends or distribution
                                     of payments or other amounts thereunder;
                                     and

                                 - rank pari passu with the ING Perpetual Debt
                                   Securities with respect to such distributions or payments.

Optional Deferral of
Payments......................   Subject to the payment restriction described
                                 below, we may elect to defer any payment (other
                                 than principal) on the ING Perpetual Debt
                                 Securities for any period of time. However, if
                                 we make this election, the deferred payment
                                 will bear interest at a rate of      %.

Required Deferral of
Payments......................   We will not make interest payments on the ING
                                 Perpetual Debt Securities if, following payment of the interest, we would not be solvent.
                                 Payments that are not made will be treated as deferred interest. Interest will not accrue on interest payments we are required to defer.

Dividend Stopper..............   As long as there is deferred interest
                                 outstanding and any payment is so deferred, we may not recommend to our shareholders and, to the fullest extent permitted by law, we will otherwise act to prevent, any action that would constitute a Mandatory Payment Event or Mandatory Partial Payment Event, each as described in this prospectus supplement under "Description of the ING Perpetual Debt
                                 Securities -- Dividend Stopper; Mandatory
                                 Interest Payment."

Mandatory Payment Events;
  Mandatory Partial Payment
  Events......................   Notwithstanding the payment restrictions
                                 described above, if a Mandatory Payment Event or a Mandatory Partial Payment Event occurs, interest and deferred interest will be mandatorily due and payable, including any additional amounts due, as described herein under the heading "Description of the ING
                                 Perpetual Debt Securities -- Dividend Stopper;
                                 Mandatory Interest Payment." We refer to these payments as Mandatory Interest Payments.

                                 A Mandatory Payment Event occurs if:

                                 - we declare, pay or distribute a dividend or
                                   make a payment (other than a dividend in the form of Ordinary Shares) on any of our Junior Securities or make a payment on a Junior Guarantee;

                                 - any of our subsidiaries or any entity in
                                   which we have a direct or indirect financial, commercial or contractual majority interest, which we refer to as an Undertaking, declares, pays or distributes a dividend on any security issued by it benefitting from a Junior Guarantee or makes a payment (other than a dividend in the form of Ordinary Shares) on any security issued by it benefitting from a Junior Guarantee;

                                 - we or any of our subsidiaries or Undertakings
                                   redeems, purchases or otherwise acquires for any consideration any of our Junior Securities, any Parity Securities or any securities issued by any of our subsidiaries or Undertakings benefitting from a Junior Guarantee or Parity Guarantee, other than:

                                   - by conversion into or in exchange for our
                                     Ordinary Shares;

                                   - in connection with transactions effected by
                                     or for the account of our customers or
                                     customers of any of our subsidiaries or in connection with distribution, trading or market-making activities in respect of those securities;

                                   - in connection with our satisfaction of our,
                                     or the satisfaction by any of our
                                     subsidiaries of its, obligations under any employee benefit plans or similar arrangements with or for the benefit of employees, officers, directors or consultants;

                                   - as a result of a reclassification of us or
                                     any of our subsidiaries or the exchange or conversion of one class or series of capital stock for another class or series of capital stock; or

                                   - the purchase of the fractional interests in
                                     shares of our capital stock or the capital stock of any of our subsidiaries pursuant to the conversion or exchange provisions of that capital stock (or the security being converted or exchanged); or

                                 - any moneys are paid to or made available for
                                   a sinking fund or for redemption of any
                                   Junior Securities, Parity Securities or any securities issued by any of our subsidiaries or Undertakings benefitting from a Junior Guarantee or Parity Guarantee.

                                 A Mandatory Partial Payment Event occurs if:

                                 - we declare, pay or distribute a dividend or
                                   make a payment on any of our Parity
                                   Securities or make any payment on any of our Parity Guarantees; or

                                 - any of our subsidiaries or Undertakings
                                   declares, pays or distributes a dividend on any security issued by it benefitting from a Parity Guarantee or makes a payment on any security issued by it benefitting from a Parity Guarantee.

Alternative Interest
Satisfaction Mechanism........   If we have deferred an interest payment, we
                                 must, or if we so elect at any time we may, satisfy our obligation to make any payment to you on the ING Perpetual Debt Securities by issuing Ordinary Shares in such amount that, when the Ordinary Shares are sold, will provide enough cash for us to make full payments to you on the ING Perpetual Debt Securities in respect of the relevant payment. The Calculation Agent will calculate in advance the number of our Ordinary Shares that we must issue to raise the full amount of money due to you on the relevant payment date. You will receive payments on the ING Perpetual Debt Securities only in cash, never in Ordinary Shares.

Sufficiency and Availability
of Ordinary Shares............   We are required to keep available for issue
                                 enough Ordinary Shares as we reasonably
                                 consider would be required for issuance in order to satisfy the next four interest payments using the Alternative Interest
                                 Satisfaction Mechanism.

Market Disruption Event.......   If, in our opinion, a Market Disruption Event
                                 exists on or after the 15th business day preceding any date upon which we are due to satisfy a payment using the Alternative
                                 Interest Satisfaction Mechanism, we may delay making payment to you until the Market
                                 Disruption Event no longer exists. Any such deferred payment shall bear interest at the Interest Rate if the Market Disruption Event continues for 14 days or more beyond the interest payment date.

                                 Market Disruption Event means:

                                 - the occurrence or existence of any suspension
                                   of, or limitation imposed on, trading by reason of movements in price exceeding limits permitted by Euronext Amsterdam N.V. or on settlement procedures for transactions in the Ordinary Shares on Euronext Amsterdam N.V. if, in any such case, that suspension or limitation is, in the determination of the Calculation Agent, material in the context of the sale of the Ordinary Shares;

                                 - in our opinion, there has been a substantial
                                   deterioration in the price and/or value of the Ordinary Shares, or circumstances are such as to prevent or, to a material extent, restrict the issue or delivery of the Ordinary Shares; or

                                 - where, pursuant to the terms of the
                                   Indenture, moneys are required to be
                                   converted from one currency into another currency in respect of any payment, the occurrence of any event that makes it impracticable to effect such conversion.

Additional Amounts............   We will pay additional amounts to you to gross
                                 up interest payments upon the imposition of Dutch withholding tax, subject to customary exceptions.

Early Redemption for Tax
Event.........................   Upon the occurrence of certain changes in the
                                 treatment of the ING Perpetual Debt Securities for taxation purposes (e.g., loss of deductibility to us or payments becoming subject to withholding tax), we may redeem the ING Perpetual Debt Securities in whole, but not in part, on the next interest payment date, including before or after the First Call Date, at their aggregate principal amount, together with any Outstanding Payments.

Early Redemption for
Regulatory Event..............   If we become subject to capital adequacy
                                 regulations and if the relevant regulator has determined that securities of the nature of the ING Perpetual Debt Securities can no longer qualify as Tier 1 Capital (or instruments of a similar nature which qualify as core capital) for the purposes of such capital adequacy regulations, then we may redeem the ING
                                 Perpetual Debt Securities at any time,
                                 including prior to the First Call Date, in whole, but not in part, at their aggregate principal amount together with any Outstanding
                                 Payments.

Book-entry System; Delivery
  and Form....................   We will issue the ING Perpetual Debt Securities
                                 only in fully registered form, without coupons, in the form of beneficial interests in one or more global securities. The ING Perpetual Debt
                                 Securities will be issued only in denominations of US$25, and integral multiples thereof. We will issue the ING Perpetual Debt Securities as global securities registered in the name of Cede & Co., as nominee for The Depository Trust
                                 Company, which we refer to as DTC.

                                 The ING Perpetual Debt Securities will be accepted for clearance by DTC, Euroclear, and Clearstream, Luxembourg. The initial distribution of the ING Perpetual Debt Securities will be cleared through DTC only. Beneficial interests in the global ING Perpetual Debt Securities will be shown on, and transfers thereof will be effected only through, the book-entry records maintained by DTC and its direct and indirect participants, including Euroclear and Clearstream. Owners of beneficial interests in the ING Perpetual Debt Securities will receive all payments relating to their ING Perpetual Debt Securities in U.S. dollars.

                                 The ING Perpetual Debt Securities will not be issued in definitive form, except under certain limited circumstances described herein. See "Description of the ING Perpetual Debt Securities -- Book-entry System; Delivery and Form."

Remedy for Non-payment........   If any Payment Default occurs and continues
                                 regarding the ING Perpetual Debt Securities, the trustee may pursue all legal remedies available to it, including commencing a judicial proceeding for the collection of the sums due and unpaid or a bankruptcy proceeding in The Netherlands (but not elsewhere), but the trustee may not declare the principal amount of any outstanding ING Perpetual Debt Security to be due and payable. If we fail to make payment and the solvency conditions are not satisfied at the end of the 14-day period described under "Description of the ING Perpetual Debt
                                 Securities -- Defaults; Limitation of
                                 Remedies -- Payment Defaults," such failure does not constitute a Payment Default, but instead constitutes a Payment Event. Upon a Payment Event, the trustee may institute bankruptcy proceedings exclusively in The
                                 Netherlands, but may not pursue any other legal remedy, including a judicial proceeding for the collection of the sums due and unpaid.

                                 Notwithstanding the foregoing, as a holder of the ING Perpetual Debt Securities, you have the absolute and unconditional right to institute suit for the enforcement of any payment when due and such right may not be impaired without your consent.

                                 It is a payment default with respect to the ING Perpetual Debt Securities if we fail to pay or set aside for payment the amount due to satisfy any payment on the ING Perpetual Debt Securities when due, and such failure continues for 14 days; provided, however, if we fail to make any Mandatory Interest Payment as a result of:

                                 - failure to satisfy the solvency conditions;
                                   or

                                 - a deferral of an interest payment as
                                   permitted under the terms of the Indenture;

                                 that payment will constitute an Outstanding
                                 Payment and will accumulate with any other
                                 Outstanding Payments until paid, but will not be a Payment Default.

Listing; Trading..............   The ING Perpetual Debt Securities constitute a
                                 series of our debt securities. We have applied
                                 to list the ING Perpetual Debt Securities on
                                 the New York Stock Exchange under the symbol
                                 "     ." Trading of the ING Perpetual Debt
                                 Securities is expected to begin within 30 days after the initial delivery of the ING Perpetual
                                 Debt Securities.

                                 Once listed, each ING Perpetual Debt Security will trade as an individual unit at a trading price that will take into account the value, if any, of accrued but unpaid interest.

Governing Law.................   The ING Perpetual Debt Securities and the
                                 related Indenture will be governed by, and construed in accordance with, the laws of the State of New York, except that the subordination provisions will be governed by and construed in accordance with the laws of The Netherlands.

Use of Proceeds...............   We will use the net proceeds of the issue and
                                 sale of the ING Perpetual Debt Securities for general corporate purposes and to further strengthen our capital base.

Rating........................   The ING Perpetual Debt Securities are expected
                                 to be assigned, on issue, a rating of "A1" by Moody's Investors Services, and a rating of "A-" by Standard & Poor's Rating Services, a division of the McGraw-Hill Companies, Inc. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating organization.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

                         YEAR ENDED DECEMBER 31,
                     --------------------------------   NINE MONTHS ENDED
                     1997   1998   1999   2000   2001   SEPTEMBER 30, 2002
                     ----   ----   ----   ----   ----   ------------------
                     1.39   1.25   1.45   1.72   1.31          1.35

     The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, "earnings" means income from continuing operations before income tax and before minority interests in consolidated subsidiaries plus fixed charges and losses from investments accounted for under the equity method. "Fixed charges" means interest expense plus capitalized interest.

                                  RISK FACTORS

     Your investment in the ING Perpetual Debt Securities will involve a degree of risk, including those risks which are described in this section. You should carefully consider the following discussion of risks, as well as the risks set forth in the accompanying prospectus beginning on page 3, before deciding whether an investment in the ING Perpetual Debt Securities is suitable for you.

WE MAY DEFER PAYMENTS ON THE ING PERPETUAL DEBT SECURITIES FOR ANY PERIOD OF
TIME.

     We may elect, and under certain circumstances we may be required, to defer payments on the ING Perpetual Debt Securities for any period of time, subject to suspension of payments on our Junior Securities, Parity Securities, Junior Guarantees or Parity Guarantees. Unless deferral is required, deferred payments
will bear interest at a rate of      %. See "Description of the ING Perpetual
Debt Securities -- Deferral of Interest Payments."

THE ING PERPETUAL DEBT SECURITIES ARE PERPETUAL SECURITIES, AND YOU WILL HAVE NO RIGHT TO CALL FOR THEIR REDEMPTION.

     The ING Perpetual Debt Securities are perpetual securities and have no fixed maturity date or redemption date. We are under no obligation to redeem the ING Perpetual Debt Securities at any time and you will have no right to call for their redemption.

WE MAY REDEEM THE ING PERPETUAL DEBT SECURITIES AT ANY TIME IF CERTAIN ADVERSE TAX OR REGULATORY EVENTS OCCUR AND WE MAY REDEEM THEM AT OUR OPTION ON
               OR AT ANY TIME ON ANY INTEREST PAYMENT DATE THEREAFTER.

     Upon the occurrence of certain tax or regulatory events described more fully in this prospectus supplement under "Description of the ING Debt Securities -- Optional Redemption and Redemption upon Certain Events," the ING Perpetual Debt Securities will be redeemable at any time in whole, but not in part, at our option. We may also redeem the ING Perpetual Debt Securities at our
option, in whole but not in part, on or after                . Any redemption of
the ING Perpetual Debt Securities will be subject to the conditions described under "Description of the ING Debt Securities -- Optional Redemption and Redemption upon Certain Events."

WE ARE NOT PROHIBITED FROM ISSUING FURTHER DEBT WHICH MAY RANK PARI PASSU WITH OR SENIOR TO THE ING PERPETUAL DEBT SECURITIES.

     Subject only to the conditions described in "Description of the ING Perpetual Debt Securities -- Subordination," there is no restriction on the amount of debt that we may issue, which ranks senior to the ING Perpetual Debt Securities or on the amount of securities that we may issue, which ranks pari passu with the ING Perpetual Debt Securities. The issue of any such debt or securities may reduce the amount recoverable by you upon our bankruptcy or may increase the likelihood of a deferral of payments on the ING Perpetual Debt Securities.

WE MAY DEFER PAYMENTS THAT WE ELECT, OR ARE REQUIRED, TO MAKE PURSUANT TO THE ALTERNATIVE INTEREST SATISFACTION MECHANISM SHOULD WE FAIL TO HAVE A SUFFICIENT NUMBER OF ORDINARY SHARES AVAILABLE FOR ISSUE.

     If we are to make a payment using the Alternative Interest Satisfaction Mechanism and we have an insufficient number of Ordinary Shares available for issue, then our payment obligation will be suspended to the extent of such insufficiency until such time as sufficient Ordinary Shares are available to satisfy all or part of the suspended payment obligation, as more fully described under "Description of the ING Perpetual Debt Securities -- Alternative Interest Satisfaction Mechanism -- Insufficiency of Payment Ordinary Shares."

WE MAY DEFER PAYMENTS ON THE ING PERPETUAL DEBT SECURITIES IF A MARKET DISRUPTION EVENT OCCURS.

     If, following our decision to satisfy a payment using the Alternative Interest Satisfaction Mechanism, in our opinion, a Market Disruption Event exists, such payment may be deferred until the cessation of such market disruption, as more fully described under "Description of the ING Perpetual Debt Securities -- Market Disruption Event." Any such deferred payments shall bear
interest at a rate of      % if the Market Disruption Event continues for 14
days or more.

THERE ARE LIMITATIONS ON THE REMEDIES AVAILABLE TO YOU AND THE TRUSTEE SHOULD WE FAIL TO PAY AMOUNTS DUE ON THE ING PERPETUAL DEBT SECURITIES.

     If a Payment Default occurs and continues regarding the ING Perpetual Debt Securities, the trustee may pursue all legal remedies available to it, including commencing a judicial proceeding for the collection of sums due and unpaid or commencing a bankruptcy proceeding in The Netherlands, but not elsewhere. The trustee may not, however, declare the principal amount of any outstanding ING Perpetual Debt Security to be due and payable. Upon a Payment Event, the sole remedy available to you and the trustee for recovery of amounts owing in respect of any payment or principal in respect of the ING Perpetual Debt Securities will be the institution of bankruptcy proceedings in The Netherlands. Although there is some doubt under Dutch law whether the trustee would be permitted to commence a bankruptcy proceeding in The Netherlands, in all cases any holder of the ING Perpetual Debt Securities with a due and payable claim would be permitted to commence such proceedings in accordance with Dutch bankruptcy law. See "Description of the ING Perpetual Debt Securities -- Defaults; Limitation of Remedies."

YOU WILL BE DEEMED TO HAVE WAIVED ALL RIGHTS OF SET-OFF.

     Subject to applicable law, you may not exercise or claim any right of set-off in respect of any amount we owe you arising under or in connection with the ING Perpetual Debt Securities and you will be deemed to have waived all such rights of set-off. See "Description of the ING Perpetual Debt
Securities -- Defaults; Limitation of Remedies -- General."

THE ING PERPETUAL DEBT SECURITIES ARE A NEW ISSUE OF SECURITIES, AND THERE IS NO ASSURANCE THAT A TRADING MARKET WILL EXIST OR THAT IT WILL BE LIQUID.

     The ING Perpetual Debt Securities are a new issue of securities and have no established trading market. Although application has been made to list the ING Perpetual Debt Securities on the New York Stock Exchange, there can be no assurance that an active trading market will develop. Even if an active trading market does develop, no one, including the underwriters, is required to maintain its liquidity. The liquidity and the market prices for the ING Perpetual Debt Securities can be expected to vary with changes in market and economic conditions, our financial condition and prospects and other factors that generally influence the market prices of securities.

                         SELECTED FINANCIAL INFORMATION

     In the table below, we provide you with our summary historical financial data. We have prepared this information using the consolidated financial statements of ING Groep N.V. for the five years ended December 31, 2001. The financial statements for the five fiscal years ended December 31, 2001 have been audited by Ernst & Young Accountants, independent auditors, except for the financial statements of ING Bank N.V., a direct wholly-owned subsidiary, which were audited by KPMG Accountants N.V. and whose report, only insofar as it relates to the 2001, 2000 and 1999 consolidated financial statements, is based in part upon the report of Ernst & Young Reviseurs d'Enterprises S.C.C., independent auditors.

     The income statement data for the six months ended June 30, 2002 and June 30, 2001, respectively, and the balance sheet data as of June 30, 2002 and June 30, 2001, respectively, have been derived from our unaudited consolidated financial statements, which, in our opinion, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation.

     The consolidated financial statements are prepared in accordance with Dutch GAAP, which differ in certain significant respects from U.S. GAAP. You can find a description of the significant differences between Dutch GAAP and U.S. GAAP and a reconciliation of certain income statement and balance sheet items to U.S. GAAP in note 6 of the notes to the consolidated financial statements, which are incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2001, which we refer to herein as our Annual Report, and in note 3 of the notes to the unaudited consolidated financial statements, which are incorporated by reference from our Form 6-K filed on October 24, 2002 with respect to the six months ended June 30, 2002.

     When you read this summary historical financial data, it is important that you read along with it the historical financial statements and related notes in our annual reports on Form 20-F filed with the SEC, as well as the section titled "Operating and Financial Review and Prospects" included in such annual reports and in our semi-annual reports furnished to the SEC on Form 6-K.

     To provide more insight into our results, a distinction is made between operational results and non-operational results. The non-operational results are disclosed separately.

     The following information should be read in conjunction with, and is qualified by reference to, our consolidated financial statements, related notes, and other financial information included elsewhere or incorporated by reference herein.

                                SIX MONTHS ENDED JUNE 30,                        YEAR ENDED DECEMBER 31,
                               ----------------------------   --------------------------------------------------------------
                                2002      2002     2001(12)    2001     2001(12)   2000(12)(9)    1999     1998(9)    1997
                               -------   -------   --------   -------   --------   -----------   -------   -------   -------
                               USD(1)      EUR       EUR      USD(1)      EUR          EUR         EUR       EUR     EUR(7)
                                                    (IN MILLIONS, EXCEPT AMOUNTS PER SHARE AND RATIOS)
DUTCH GAAP CONSOLIDATED
  INCOME STATEMENT DATA
Operational income from
  insurance operations:
Gross premiums written:
  Life.......................  23,620     23,428    21,528    44,922     44,557       25,019      18,902   16,863     10,810
  Non-life...................   4,771      4,732     2,962     5,951      5,903        4,095       3,510    3,585      3,535
                               -------   -------   -------    -------   -------      -------     -------   -------   -------
Total........................  28,391     28,160    24,490    50,873     50,460       29,114      22,412   20,448     14,345
Investment income(3)(8)......   5,334      5,291     4,874    10,421     10,336        8,067       6,760    6,003      4,916
Commission and other
  income.....................   1,213      1,203     1,141     2,300      2,281        1,126         548      457        274
                               -------   -------   -------    -------   -------      -------     -------   -------   -------
Total income from insurance
  operations.................  34,938     34,654    30,505    63,594     63,077       38,307      29,720   26,908     19,535
Operational income from
  banking operations:
  Interest income............  11,581     11,487    12,887    24,517     24,318       24,285      18,558   18,649     10,641
  Interest expense...........   7,918      7,854     9,945    18,396     18,246       18,499      12,906   13,448      7,125
                               -------   -------   -------    -------   -------      -------     -------   -------   -------
Net interest result..........   3,663      3,633     2,942     6,121      6,072        5,786       5,652    5,201      3,516
Commission...................   1,398      1,387     1,438     2,788      2,765        3,630       2,856    2,323      1,645
Other income.................     855        848     1,337     2,293      2,274        1,886       1,368      891      1,145
                               -------   -------   -------    -------   -------      -------     -------   -------   -------
Total income from banking
  operations.................   5,916      5,868     5,717    11,202     11,111       11,302       9,876    8,415      6,306
TOTAL OPERATIONAL
  INCOME(2)..................  40,846     40,514    36,212    74,771     74,163       49,568      39,584   35,307     25,823
                               =======   =======   =======    =======   =======      =======     =======   =======   =======
Non-operational items........       0          0         0       328        325        8,597       1,693      937         80
TOTAL INCOME.................  40,846     40,514    36,212    75,099     74,488       58,165      41,277   36,244     25,903
                               =======   =======   =======    =======   =======      =======     =======   =======   =======
Operational expenses from
  insurance operations:
  Life.......................  27,964     27,736    25,491    53,835     53,397       30,882      23,584   21,030     14,230
  Non-life...................   4,904      4,865     3,046     6,159      6,109        4,263       3,736    3,813      3,617
                               -------   -------   -------    -------   -------      -------     -------   -------   -------
Total operational expenses
  from insurance
  operations.................  32,868     32,601    28,537    59,994     59,506       35,145      27,320   24,843     17,847
Total operational expenses
  from banking
  operations(4)..............   4,824      4,785     4,335     9,014      8,941        8,697       7,895    7,610      5,030
                               -------   -------   -------    -------   -------      -------     -------   -------   -------
TOTAL OPERATIONAL
  EXPENSES(2)................  37,685     37,378    32,862    68,983     68,422       43,801      35,203   32,438     22,859
                               =======   =======   =======    =======   =======      =======     =======   =======   =======
Non-operational items........       0          0         0                               395                  302         45
TOTAL EXPENSES...............  37,685     37,378    32,862    68,983     68,422       44,196      35,203   32,740     22,904
                               =======   =======   =======    =======   =======      =======     =======   =======   =======

                                SIX MONTHS ENDED JUNE 30,                         YEAR ENDED DECEMBER 31,
                               ----------------------------   ---------------------------------------------------------------
                                2002      2002     2001(12)     2001     2001(12)   2000(12)(9)    1999     1998(9)    1997
                               -------   -------   --------   --------   --------   -----------   -------   -------   -------
                               USD(1)      EUR       EUR       USD(1)      EUR          EUR         EUR       EUR     EUR(7)
                                                     (IN MILLIONS, EXCEPT AMOUNTS PER SHARE AND RATIOS)
Operational result before
  taxation from insurance
  operations:
  Life.......................   1,748      1,734     1,618      3,017      2,993        2,723       2,062    1,725      1,237
  Non-life...................     322        319       350        583        578          439         338      340        451
                               -------   -------   -------    --------   -------      -------     -------   -------   -------
Total........................   2,070      2,053     1,968      3,600      3,571        3,162       2,400    2,065      1,688
Operational result before
  taxation from banking
  operations.................   1,092      1,083     1,382      2,188      2,170        2,605       1,981      804      1,276
                               -------   -------   -------    --------   -------      -------     -------   -------   -------
Operational result before
  taxation and dividend on
  own shares.................   3,162      3,136     3,350      5,788      5,741        5,767       4,381    2,869      2,964
Dividend on own shares.......       0          0         0                                                                (44)
                               -------   -------   -------    --------   -------      -------     -------   -------   -------
Operational result before
  taxation...................   3,162      3,136     3,350      5,788      5,741        5,767       4,381    2,869      2,920
Taxation.....................     613        608       787      1,174      1,165        1,612       1,059      719        705
Third-party interests........     175        174       160        327        324          147          93       47         35
                               -------   -------   -------    --------   -------      -------     -------   -------   -------
Operational net profit.......   2,373      2,354     2,403      4,287      4,252        4,008       3,229    2,103      2,180
Non-operational items after
  taxation...................     487        483       325        328        325        7,976       1,693      566         26
                               -------   -------   -------    --------   -------      -------     -------   -------   -------
Net profit...................   2,860      2,837     2,728      4,615      4,577       11,984       4,922    2,669      2,206
                               -------   -------   -------    --------   -------      -------     -------   -------   -------
Dividend on Preference shares
  of ING Groep N.V. .........                                      21         21           21          21       21         21
                                                              --------   -------      -------     -------   -------   -------
Net profit after deducting
  dividend on Preference
  shares of ING Groep N.V....                                   4,593      4,556       11,963       4,901    2,648      2,185
Dividend on Ordinary
  shares.....................                                   1,930      1,914        2,173       1,573    1,178        867
Addition to shareholders'
  equity.....................                                   2,664      2,642        9,790       3,328    1,470      1,318
Operational net profit per
  Ordinary share(5)..........    1.23       1.22      1.24       2.22       2.20         2.09        1.68     1.12       1.40
Net profit per Ordinary
  share(5)...................    1.48       1.47      1.41       2.39       2.37         6.27        2.56     1.42       1.42
Net profit per Ordinary share
  and Ordinary share
  equivalent (fully
  diluted)(5)................    1.48       1.47      1.40       2.37       2.35         6.18        2.52     1.40       1.38
Dividend per Ordinary
  share(5)...................    0.48       0.48      0.47       0.98       0.97         1.13        0.82     0.63       0.52
Interim Dividend.............                                    0.47       0.47         0.41        0.32     0.30       0.22
Final Dividend...............                                    0.50       0.50         0.72        0.50     0.33       0.30
Number of shares outstanding
  (in millions)(5)...........  1,992.7   1,992.7   1,992.6    1,992.7    1,992.7      1,970.6     1,934.0   1,892.4   1,673.2
Dividend pay-out ratio(11)...                                   44.1%      44.1%        43.9%       44.4%    43.9%      36.9%
U.S. GAAP CONSOLIDATED INCOME
  STATEMENT DATA
Total income (operational)...                                  49,390     48,988       42,039      34,022   27,852     23,680
Net profit...................   2,680      2,658     1,731      1,785      1,770       10,925       3,790    2,347      2,447
Net profit per Ordinary share
  and Ordinary share
  equivalent(5)..............    1.38       1.37      0.89       0.91       0.90         5.64        1.94     1.23       1.52

                                      AS OF JUNE 30,                                 AS OF DECEMBER 31,
                              ------------------------------   --------------------------------------------------------------
                                2002       2002     2001(12)    2001     2001(12)   2000(12)(9)    1999     1998(9)    1997
                              --------   --------   --------   -------   --------   -----------   -------   -------   -------
                               USD(1)      EUR        EUR      USD(1)      EUR          EUR         EUR       EUR     EUR(7)
                                                    (IN BILLIONS, EXCEPT AMOUNTS PER SHARE AND RATIOS)
DUTCH GAAP CONSOLIDATED
  BALANCE SHEET DATA
Total assets................    731.7       725.6     711.6     710.9      705.1        650.2       492.8    394.9      281.5
Investments:
  Insurance.................    223.9       222.1     238.6     243.0      241.0        219.2       137.5    109.7       94.8
  Banking...................     83.2        82.5      68.0      70.8       70.2         59.1        59.5     41.2       17.8
  Eliminations(6)...........      2.4         2.4       2.8      (3.8)      (3.8)        (1.1)       (1.2)    (1.1)      (1.7)
                              --------   --------   --------   -------   -------      -------     -------   -------   -------
Total investments...........    304.7       302.2     303.8     309.9      307.4        277.2       195.8    149.8      110.9
Lending.....................    278.9       276.6     271.2     256.3      254.2        246.8       201.8    153.7      113.8
Insurance provisions:
  Life......................    190.6       189.1     202.7     206.3      204.6        193.3       101.0     79.4       70.2
  Non-life..................     10.3        10.2       8.4       9.5        9.4          6.9         6.5      5.2        5.3
                              --------   --------   --------   -------   -------      -------     -------   -------   -------
  Total.....................    200.9       199.3     211.1     215.8      214.0        200.2       107.5     84.6       75.5
Funds entrusted to and debt
  securities of the banking
  operations:
Savings accounts of the
  banking operations........     99.3        98.5      60.6      70.2       69.6         52.4        47.0     42.5       30.1
Other deposits and bank
  funds.....................    134.3       133.2     135.9     133.5      132.4        134.1       111.9     86.6       57.0
Debt securities of the
  banking operations........     77.7        77.1      72.1      75.0       74.4         66.3        65.9     35.7       22.7
                              --------   --------   --------   -------   -------      -------     -------   -------   -------
Total.......................    311.3       308.8     268.6     278.7      276.4        252.8       224.8    164.8      109.8
Due to banks................    109.3       108.4     113.7     108.7      107.8         94.7        75.3     76.0       43.0
Capital Stock (in millions
  of shares)(10)............  2,079.8     2,079.8   2,079.8    2,079.8   2,079.8      2,057.7     2,021.1   1,979.5   1,760.3
Shareholders' equity........     20.4        20.2      24.5      21.7       21.5         25.3        34.6     29.1       21.9
Shareholders' equity per
  Ordinary share(5).........    10.41       10.33     12.57      11.1      11.03        13.04       17.90    15.21      13.30
Shareholders' equity per
  Ordinary share and
  Ordinary share
  equivalent(5).............    10.39       10.31     12.50      11.0      10.92        12.86       17.65    14.93      12.94

U.S. GAAP CONSOLIDATED
  BALANCE SHEET DATA
Total assets................                                    758.5      752.3        693.4       509.7    417.4      295.3
Shareholders' equity........     38.5        38.1      40.8      39.1       38.8         41.6        40.4     37.2       26.5
Shareholders' equity per
  Ordinary share and
  Ordinary share
  equivalent(5).............                                     20.0      19.83        21.27       20.64    19.15      15.65

---------------

 (1) Euro amounts have been translated into U.S. dollars at the exchange rate of $1.0082 to EUR 1.00, the noon buying rate in New York City on November 15, 2002 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

 (2) After elimination of certain intercompany transactions between the insurance operations and the banking operations. See note 1.1 of the notes to the consolidated financial statements included in our Annual Report incorporated by reference herein.

 (3) As of 2001, "Insurance operations -- General" is no longer reported separately. The items previously accounted for under this heading are now included in either the life result or the non-life result. The years prior to 2001 are restated accordingly. See note 1.2 of the notes to the consolidated financial statements included in our Annual Report incorporated by reference herein.

 (4) Includes all non-interest expenses, including additions to the provision for loan losses. See "Item 5. Operating and financial review and prospects -- Liquidity and capital resources" included in our Annual Report incorporated by reference herein.

 (5) Net profit per share amounts have been calculated based on the weighted average number of Ordinary shares and shareholders' equity per share amounts have been calculated based on the number of Ordinary shares outstanding at the end of the respective periods. For purposes of this calculation, for the years 2001, 2000, 1999, 1998 and 1997 and the six months periods ended June 30, 2001 and June 30, 2002, ING Groep N.V. shares held by Group companies were deducted from the applicable number of outstanding Ordinary shares. All amounts and numbers are presented after giving effect to all stock dividends and retroactive application of the Company's 2-for-1 stock split, which became effective July 2, 2001. See note 5.2.3 of the notes to the consolidated financial statements included in our Annual Report incorporated by reference herein.

 (6) Consisting of investments in banking operations held by Group insurance companies, investments in insurance operations held by Group banking companies, and ING Groep N.V. shares held by Group insurance companies.

 (7) With effect from the 1998 financial year, various changes have been made to the principles of valuation and determination of results. From an international perspective, these changes have resulted in a more appropriate presentation of the financial position and performance of the Group. The financial statements, including the comparative information for 1997, are presented as if the new accounting principles had always been in use. The cumulative effect of the changes to the principles is recognized in Shareholders' equity.

 (8) As of 2001, investment income for risk of policyholders has been netted with the related underwriting expenditure. This results in a presentation of investment income of the insurance operations for own risk, which is in line with international practice. The comparative figures have been adjusted accordingly.

 (9) Discontinued businesses: in 1998, The Netherlands Insurance Companies in the United States (net profit EUR 19 million), in 2000, Tiel Utrecht Group in The Netherlands (net profit EUR 63 million).

(10) Reflects 2-for-1 stock split effected July 2, 2001.

(11) The dividend pay-out ratio is based on operational net profit.

(12) In 2001, acquisitions influenced the figures compared to earlier years. See note 1.3 of the notes to the consolidated financial statements included in our Annual Report incorporated by reference herein.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual reports on Form 20-F and other reports and information on Form 6-K with the Securities and Exchange Commission, or the SEC. You may also read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 or on our website at http://www.ing.com.

     We have filed a registration statement on Form F-3 under the Securities Act of 1933, as amended, with the SEC covering the ING Perpetual Debt Securities. For further information on the ING Perpetual Debt Securities, you should review our registration statement and its exhibits.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The SEC allows us to "incorporate by reference" the information we file with them, which means:

     - incorporated documents are considered part of this prospectus supplement;

     - we can disclose important information to you by referring you to those documents; and

     - information that we file with the SEC will automatically be considered to update and supersede this prospectus supplement.

     We incorporate by reference the documents listed below, which we filed with the SEC under the Securities Exchange Act of 1934, as amended:

     - Annual Report on Form 20-F for the year ended December 31, 2001, filed on July 1, 2002; and

     - Current Reports on Form 6-K filed on November 27, 2002, November 22, 2002, October 24, 2002, September 10, 2002, August 29, 2002, August 22,
       2002, August 1, 2002, July 16, 2002, July 12, 2002 and July 8, 2002.

     We also incorporate by reference any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the ING Perpetual Debt Securities covered by this prospectus supplement.

     Except as otherwise noted, we present the financial statement amounts in this prospectus supplement and the accompanying prospectus and in our Annual Report in accordance with generally accepted accounting principles in The Netherlands ("Dutch GAAP"), which differ in certain significant respects from generally accepted accounting principles in the United States. Please refer to note 6 of the notes to the consolidated financial statements that are contained in the Annual Report and note 3 of the notes to the unaudited consolidated financial statements that are contained in the report on Form 6-K filed on October 24, 2002 with respect to the six months ended June 30, 2002 that we incorporate by reference into this prospectus supplement and the accompanying prospectus for a description of the significant differences between Dutch GAAP and U.S. GAAP and a reconciliation of certain income statement and balance sheet items to U.S. GAAP.

     The financial information as of September 30, 2002 included in the report on Form 6-K filed on November 22, 2002, as referred to above, is presented in accordance with Dutch GAAP. There are no significant differences between Dutch GAAP and U.S. GAAP as of September 30, 2002 that are not discussed in note 3 of the notes to the unaudited consolidated financial statements that are contained in the report on Form 6-K filed on October 24, 2002 with respect to the six months ended June 30, 2002 or in note 6 of the notes to the consolidated financial statements that are contained in the Annual Report. Note 3 of the notes to the unaudited consolidated financial statements that are contained in the report on Form 6-K filed on October 24, 2002 also includes information on newly issued accounting standards.

     We have derived the annual and year-end financial data in this prospectus supplement and the accompanying prospectus from audited financial statements of the Group. Our "Operational result" excludes non-operational items. You can find an explanation and a breakdown of non-operational items in our Annual Report.

     You may request, orally or in writing, a copy of any filings referred to above, at no cost, by contacting us at the following address: ING Group N.V.,
Attention: Investor Relations, Amstelveenseweg 500, 1081 KL Amsterdam, P.O. Box 810, 1000 AV Amsterdam, The Netherlands, telephone: 011-31-20-541-54-11.

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell the ING Perpetual Debt Securities in any jurisdiction where the offer or sale is prohibited. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date. We have taken all reasonable care to ensure that the statements we made in this prospectus supplement and the accompanying prospectus are true and accurate in all material respects and that we have not omitted any material facts that make any of the statements we made in this prospectus supplement and the accompanying prospectus misleading.

                        CAPITALIZATION AND INDEBTEDNESS

     The following table sets forth the Group's capitalization in accordance with Dutch GAAP on September 30, 2002, both actual and as adjusted to give effect to this offering.

                                                  AT SEPTEMBER 30, 2002    AS ADJUSTED(5)
                                                  ---------------------   -----------------
                                                     EUR       USD(1)       EUR     USD(1)
                                                  ---------   ---------   -------   -------
                                                                (IN MILLIONS)
Short-term debt(2)..............................   394,018     397,249
                                                   =======     =======
Long-term debt(2)...............................    89,771      90,507
Subordinated loans..............................     1,413       1,425
Minority interests..............................     1,720       1,734
Preference shares of Group companies............     2,287       2,306
Shareholders' equity
  Preference shares (nominal value EUR 1.20;
     authorized 300,000,000; issued
     87,080,450)(3)(4)..........................       104         105
  Ordinary shares (nominal value EUR 0.24;
     authorized 3,000,000,000; issued
     1,992,671,945)(4)..........................       479         483
  Other surplus reserves........................    15,911      16,041
  Total shareholders' equity....................    16,494      16,629
     Total capitalization.......................   111,685     112,601

---------------

(1) For your convenience, we have translated euro amounts into U.S. dollars at the Noon Buying Rate on November 15, 2002, of $1.0082 to EUR 1.00.

(2) Short-term debt and long-term debt include savings accounts, time deposits and other customer credit balances, certificates of deposit, debentures and other non-subordinated debt securities, securities sold subject to repurchase agreements, non-subordinated interbank debt and other borrowings.

(3) We have also authorized 900,000,000 Cumulative Preference Shares (nominal value EUR 1.20), of which there were none outstanding as of September 30, 2002.

(4) As of July 2, 2001, the nominal value of the Preference Shares, Cumulative Preference Shares and the Ordinary Shares was changed to EUR 1.20, EUR 1.20 and EUR 0.24, respectively.

(5) Assuming no exercise of the underwriters' over-allotment option.

     We recently completed a sale of 36 million of our Ordinary Shares, which had been held by us as treasury stock. See "ING Groep N.V. -- Recent Developments -- Sale of 36 Million of Our Ordinary Shares."

     Except as disclosed herein, since September 30, 2002, there has not been a material adverse change in the share capital and indebtedness of the Group.

                                USE OF PROCEEDS

     The net proceeds to ING Groep N.V. from the sale of the ING Perpetual Debt Securities offered pursuant to this prospectus supplement are expected to be
approximately $     (approximately $     if the underwriters' over-allotment
option is exercised in full). We will use the net proceeds of the issue and sale of the ING Perpetual Debt Securities for general corporate purposes and to further strengthen our capital base.

                                 ING GROEP N.V.

GENERAL

     We are a global financial institution of Dutch origin and are active in the fields of banking, insurance and asset management in 65 countries with more than 110,000 employees. We provide a full range of integrated financial services to private, corporate and institutional clients through a variety of distribution channels, giving our clients the freedom to choose the option that best suits their individual needs.

     The Group consists of a broad spectrum of prominent companies working closely with our customers. Our strategy is to achieve stable growth while maintaining healthy profitability. Our financial strength, the broad range of our products and services, the wide diversity of our profit sources and the diversification of risks form the basis of our continuity and growth potential.

     We market our products and services under a variety of well-recognized and strong brand names, including Nationale-Nederlanden, ING Bank and Postbank in The Netherlands, Bank Brussels Lambert in Belgium, BHF-BANK in Germany and ING Direct worldwide. Increasingly, our subsidiaries, particularly outside Belgium, The Netherlands and Luxembourg, which we refer to as the Benelux countries, are choosing to include the letters "ING" and the orange lion in their name logo. Virtually all ING companies in North America have adjusted their name and logo during the past two years.

     Our home market is the Benelux countries, where we are the market leader in integrated financial services. We also have considerable market positions in the rest of Europe, North America, South America, Asia and Australia. In The Netherlands, we are currently the largest life and pension insurer (with a 22% market share) and the second largest non-life insurer (with an 11% market share). We are currently the second biggest bank in The Netherlands, with a 25% market share based on total assets and a 26% market share based on total deposits. Through our banking and insurance operations, we have a financial relationship with approximately 75% of households in The Netherlands. We are also one of the largest banks and largest insurers in Belgium with a 15% and 6% market share, respectively.

     The following table sets forth the Group's operational income by geographical area for the years indicated:

                                                             YEAR ENDED DECEMBER 31,
                                                             ------------------------
                                                              2001     2000     1999
                                                             ------   ------   ------
                                                                  (EUR MILLIONS)
The Netherlands............................................  16,971   16,600   14,891
Belgium....................................................   4,136    3,567    3,203
Rest of Europe.............................................   5,129    4,572    3,646
North America..............................................  38,475   19,434   12,700
South America..............................................   1,734      600      561
Asia.......................................................   5,840    2,602    1,747
Australia..................................................   2,234    2,450    2,869
Other......................................................     294      171      153
                                                             ------   ------   ------
                                                             74,813   49,996   39,770
Revenue between geographic areas...........................    (650)    (428)    (186)
                                                             ------   ------   ------
Total income...............................................  74,163   49,568   39,584
                                                             ------   ------   ------

INSURANCE OPERATIONS

     We offer a comprehensive range of life and non-life insurance products in The Netherlands, Belgium, the United States, Canada and Australia. ING Insurance also primarily offers a range of life insurance products through start-up operations, which we refer to as our greenfield operations, in Europe, including a number of Central and Eastern European countries, Asia and Latin America. Life insurance products include retirement products and life products for individuals and groups. In the Group's mature markets, ING offers a broad range of those products with an increasing emphasis on savings products. In ING's insurance greenfield operations, the product range is generally more limited with an orientation towards individual life coverages. All of these products are tailored to the local markets. In the non-life sector, the Group's insurance products principally include fire, automobile, accident and health, as well as workmen's compensation, transport and aviation and third-party liability.

BANKING OPERATIONS

     Our banking operations include the commercial banking operations that the Group conducts in The Netherlands through the branch network of ING Bank Nederland and through the direct marketing channel that Postbank utilizes, commercial banking operations in Belgium and internationally that the Group conducts through BBL, and international corporate and investment banking operations.

     Our domestic banking operations provide a wide array of banking products and services to individual and corporate customers in The Netherlands. Individual products and services include consumer loans, mortgage loans, funds transfer, electronic banking, personal financial services, credit and debit cards and savings and other deposit accounts. Corporate products and services include corporate loans, cash management, funds transfer and payment systems, foreign exchange and leasing.

     Our international corporate banking activities specialize in emerging market activities and provide a full range of corporate banking products and services. ING Barings principally conducts investment banking activities, with its activities including, among others, equity research, underwriting, advisory services (principally for cross-border mergers and acquisitions) and trading and sales of emerging market debt and other financial products.

     We also conduct retail banking operations in Australia, Belgium, Canada, Greece, Hungary, Italy and Poland, with the most significant of these operations in Australia, Poland and Belgium. Our acquisitions of retail banks in Poland
(1994), Belgium (1998) and Germany (1999) are part of our strategy to provide integrated financial services in these markets and utilize banc-assurance for distribution of insurance products.

ASSET MANAGEMENT

     The main business units are ING Investment Management, Baring Asset Management, ING Baring Private Bank, ING Furman Selz Asset Management, Parcom Ventures, Baring Private Equity Partners, ING Trust and ING Real Estate.

     ING Asset Management provides investment management and account management for institutional investors, international banking services for high net-worth individuals, ING's real estate and equity investment activities, the management of ING's own label and third-party investment funds, and asset management on behalf of the ING insurance companies.

RECENT DEVELOPMENTS

  FURTHER RESTRUCTURING OF INTERNATIONAL WHOLESALE BANKING

     We are continuing the restructuring of our international wholesale banking operations in order to restore their profitability. In connection with this restructuring, we plan to reduce the workforce by an additional 1,000 full-time equivalents. The additional restructuring measures will focus on underperforming branches and businesses. In addition, we plan to improve the efficiency of back office and information technology operations by reducing the number of booking and administrative centers. To cover the expenses of these measures, a restructuring provision of EUR 128 million has been charged to the operational profit and loss account in the third quarter of 2002.

  U.S. INSURANCE OPERATIONS

     The reorganization of our U.S. insurance operations, which was announced at the end of 2001, remains on schedule. During the first nine months of 2002, 1,895 employees were notified of their release dates, of which 1,374 were released during the first nine months of 2002. Through September 30, 2002, this reorganization resulted in gross cost savings of EUR 94 million. The total U.S. workforce decreased by 14.6% from 11,325 employees as of September 30, 2001 to 9,669 employees as of September 30, 2002.

  STRONG GROWTH AT ING DIRECT

     As of September 30, 2002, the client base of ING Direct had grown by 77% to
4.6 million clients (compared to 2.6 million at year-end 2001), and the funds entrusted more than doubled, increasing to EUR 51.3 billion from EUR 24.0 billion at year-end of 2001. The operational result before taxation improved to a loss of EUR 80 million, as compared to a loss of EUR 151 million for the nine months ended September 30, 2001.

  CONTINUED GROWTH OF DEVELOPING MARKETS INSURANCE ACTIVITIES

     For the nine months ended September 30, 2002, premium income of the insurance operations in developing markets increased by 51.8% to EUR 5.9 billion compared to the same period last year. Excluding the consolidation of ING Comercial America in Mexico and the divestment of Aetna Argentina, premium growth was 10.3% for the nine months ended September 30, 2002. The pre-tax operational result of developing markets insurance improved by 50.3% to EUR 532 million for the nine months ended September 30, 2002, compared to the same period last year, which constituted 17% of the total operational result of our insurance operations for the September 30, 2002 period.

  CUSTODY ALLIANCE WITH THE BANK OF NEW YORK

     We and The Bank of New York have entered into an agreement to create a European commercial alliance for sales, marketing and servicing of global custody and related services to institutional clients in Germany, the Benelux and Central and Eastern Europe. The new partnership will provide global custody services to the approximately EUR 90 billion of global assets of ING Investment Management's Benelux operations. ING Bank will provide sub-custody services to The Bank of New York in The Netherlands, Germany and potentially from Central and Eastern Europe. In addition, we have agreed to outsource ING's international cash equities clearing and settlement operations in London, New York, Hong Kong and Singapore to The Bank of New York.

  INCREASED HOLDINGS IN VYSYA BANK

     On September 9, 2002, we purchased an additional 24% interest in Vysya Bank Ltd. in India for approximately EUR 73 million, increasing our holdings to 44%. Our total holdings constitute one of the largest direct foreign investments by an international financial institution in an Indian bank to date.

  PENSION FUND LAUNCH IN RUSSIA

     Recently, we launched the Non-State Pension Fund ING in Russia. The fund, the first of its kind in Russia and modeled after similar ING funds in western markets, will focus on providing tailor-made pension solutions for employees of international and local companies. The Non-State Pension Fund ING will offer defined contribution schemes to corporate clients with individual employee pension accounts. This will be offered through dedicated ING pension consultants, ING Bank and third party international brokers.

  ING REAL ESTATE DEVELOPMENTS IN SPAIN AND THE UNITED STATES

     ING Real Estate recently increased its 30% stake in Spanish real estate company Promodeico to full ownership by acquiring the remaining 70%. Promodeico will be combined with ING Real Estate Iberica Development and Viena Inmuebles. As of January 2003, the combined company will operate under the name ING Real Estate Development and will develop shopping centers, residential units and industrial real estate.

     In the U.S., ING Real Estate's subsidiary Clarion has entered into an agreement to acquire the Crow Holdings Industrial Trust, a private Real Estate Investment Trust which invests in industrial real estate throughout the United States.

  PARTICIPATION IN A STRUCTURED LIQUIDITY FACILITY WITH MONT BLANC

     ING Bank N.V., through its Dublin Branch, is party to a structured liquidity facility with Mont Blanc Capital Corp., a non-consolidated special purpose funding vehicle which has issued commercial paper to third-party investors. The facility provides, among other things, that Mont Blanc Capital Corp., acting through ING Capital Markets as its agent, may require ING Bank N.V. to purchase from Mont Blanc Capital Corp. $510 million of notes issued by a finance subsidiary of National Century Financial Enterprises, Inc. ("NCFE"). The subsidiary commenced bankruptcy proceedings in November 2002. It is currently unclear when or to what extent ING Bank N.V. might be required to purchase such NCFE subsidiary notes from Mont Blanc Capital Corp., and the value, if any, such notes would have upon any purchase.

  CHANGES IN THE DIVIDEND POLICY

     We will propose to the Annual General Meeting of Shareholders in April 2003 to introduce an optional cash/stock dividend beginning with the last dividend in 2002. We intend to fully fund the cash element by selling stock in the market. We expect that this dividend policy change will enable us to further strengthen our solvency, help protect us from swings in asset values and support organic growth.

  SALE OF 36 MILLION OF OUR ORDINARY SHARES

     We have completed a sale of 36 million of our Ordinary Shares, which had been held by us as treasury stock. The sale follows a policy change with respect to the hedge of future obligations arising from the ING employee stock option plan, which has resulted in a reduction of the number of our Ordinary Shares held as part of our portfolio. The 36 million shares were sold at EUR 18.14 per share in cash, generating approximately EUR 650 million in proceeds, which will be added to shareholders' equity.

  RESULTS FOR THE FIRST NINE MONTHS OF 2002

     On November 21, 2002, we announced our third-quarter results. Compared with the first nine months of 2001, our operational result before taxation decreased by 2.1% to EUR 4,489 million in the first nine months of 2002 from EUR 4,584 million for the first nine months of 2001. The operational result before taxation of our insurance operations for the first nine months of 2002 rose by 11.7% to EUR 3,132 million from EUR 2,804 million for the first nine months of 2001. The operational result before taxation of our banking operations for the first nine months of 2002 decreased by 23.8% to EUR 1,357 million from EUR 1,780 million for the first nine months of 2001. This decrease was due, among other factors, to substantially higher risk costs as a consequence of the deterioration in global market circumstances.

     In the first nine months of 2002, operational net profit increased by 0.7% to EUR 3,238 million, or EUR 1.72 per share, from EUR 3,304 million, or EUR 1.71 per share, for the first nine months of 2001. This result was positively influenced by a decrease in the tax rate from 22.8% to 20.4% due to a change in tax legislation in Australia, the release of a tax provision, a sale of our holdings in Clearstream Banking, S.A. and the establishment of our joint venture with ANZ.

     Operational net profit for our insurance operations increased by 17.1% to EUR 2,478 million in the first nine months of 2002, mainly due to a stronger performance in The Netherlands and the rest of Europe and the profit on the sale of the life and mutual fund operations in Australia to ANZ in the amount of EUR 225 million.

     Operational net profit from banking operations decreased by 28.5% to EUR 850 million in the first nine months of 2002. These results reflected an increase in loan loss provisions due to the economic downturn and a restructuring provision of EUR 128 million with respect to international wholesale banking operations.

     Compared with the end of 2001, total assets rose by 2.3% to EUR 721.6 billion as of September 30, 2002.

     Shareholders' equity decreased by EUR 5.0 billion to EUR 16.5 billion (a decline of 23.3%) as of September 30, 2002 as a net result of a negative revaluation (a decrease of EUR 4.9 billion) of our equity and real estate portfolio, the write-off of goodwill (a decrease of EUR 1.1 billion), exchange rate fluctuations (a decrease of EUR 0.9 billion), the payment of the final dividend in 2001 and interim dividend in 2002 (a decrease of EUR 2.0 billion) and the addition of net profit in the first nine months of 2002 (an increase of EUR 3.6 billion).

     Shareholders' equity per share decreased from EUR 11.03 at the end of 2001 to EUR 8.4 at the end of September 2002. Our operational return on equity increased from 18.4% for the full year 2001 to 21.8% (on an annualized basis) for the first nine months of 2002. The return on equity from our insurance operations was 22.6% (compared to 16.9% in 2001). The risk-adjusted return on capital of our banking operations was 14.5% for the first nine months of 2002 (compared to 13.5% for the full year 2001).

     Total assets under management decreased by 11.0% to EUR 456.7 billion, as compared to year-end 2001. The net inflow amounted to EUR 7.3 billion, and the joint venture with ANZ contributed EUR 4.3 billion. The negative impact of the ongoing decrease in asset values and exchange rate fluctuations was EUR 68 billion.

     The net profit per ordinary share for the first nine months of 2002 was EUR 1.72, an increase of 0.6% compared with the net profit per ordinary share for the first nine months of 2001 (EUR 1.71).

                DESCRIPTION OF THE ING PERPETUAL DEBT SECURITIES

     The following description is only a summary and does not describe every aspect of the ING Perpetual Debt Securities or the Indenture. Therefore, it may not contain all of the information that is important to you as a potential purchaser of the ING Perpetual Debt Securities. If you purchase the ING Perpetual Debt Securities, your rights will be determined by the ING Perpetual Debt Securities, the Indenture and the Trust Indenture Act of 1939. In light of this, you should read the Indenture and the form of the ING Perpetual Debt Securities filed with the Securities and Exchange Commission before making an investment decision. You can read the Indenture and the form of ING Perpetual Debt Securities at the locations listed under "Where You Can Find More Information" in the accompanying prospectus.

GENERAL

     The following summary description of the material terms and provisions of the ING Perpetual Debt Securities supplements the description of certain terms and provisions of the debt securities of any series set forth in the accompanying prospectus under the heading "Description of Debt Securities We May Offer." Reference is hereby made to such description for additional information relating to the ING Perpetual Debt Securities. Together with the terms of the debt securities contained in the accompanying prospectus, the terms described herein constitute a description of the material terms of the ING Perpetual Debt Securities. In cases of inconsistency between the terms described herein and the relevant terms of the prospectus, the terms presented herein will apply and replace those described in the accompanying prospectus.

     The ING Perpetual Debt Securities will be issued under our subordinated debt indenture, dated as of July 18, 2002, between us and The Bank of New York, as trustee, which we refer to as the Subordinated Indenture, and a second
supplemental indenture, dated as of           , 2002, between us and The Bank of
New York, as trustee, which we refer to as the Supplemental Indenture. We refer to the Subordinated Indenture and the Supplemental Indenture collectively as the Indenture. The ING Perpetual Debt Securities will be treated as a separate series of our subordinated debt securities. We will file a copy of the Supplemental Indenture relating to the ING Perpetual Debt Securities and the form of the ING Perpetual Debt Securities with the SEC. In accordance with the terms of the Subordinated Indenture, we are permitted to issue additional ING Perpetual Debt Securities that would be considered part of the same series of ING Perpetual Debt Securities we are offering pursuant to this prospectus supplement. None of the defeasance provisions contained in Section 1302 of the Subordinated Indenture will apply to the ING Perpetual Debt Securities and will not be considered part of the Indenture with respect to the ING Perpetual Debt Securities.

FORM AND DENOMINATION

     We will issue the ING Perpetual Debt Securities only in fully registered form, without coupons, in the form of beneficial interests in one or more global securities. The ING Perpetual Debt Securities will be issued in denominations of US$25 and integral multiples thereof. We will issue the ING Perpetual Debt Securities as global securities registered in the name of Cede & Co., as nominee for DTC. Please read "-- Book-entry System; Delivery and Form" for more information about the form of the ING Perpetual Debt Securities and their clearance and settlement.

INTEREST

     Subject to our right to defer interest payments as described under
"-- Deferral of Interest Payments," interest on the ING Perpetual Debt Securities will be payable quarterly in arrears in equal payments for any full
Interest Period on           ,           ,           and           of each year,
at a fixed rate per annum on their outstanding principal amount equal to   %,
commencing on           , 2003 (calculated on a 30/360 day basis). We refer to
such rate as the Interest Rate and each such date as an interest payment date. If any interest payment date is not a business day, interest will be payable on the next business day (without any interest or other payment in respect of the delay). The regular record dates for each interest payment date shall be
          ,           ,           and           , respectively.

     Each of the periods, commencing on (and including) the issue date and ending on (but excluding) the first interest payment date, and each successive period commencing on (and including) an interest payment date and ending on (but excluding) the next succeeding interest payment date is referred to herein as an Interest Period.

PAYMENTS

  METHOD OF PAYMENT

     Payments of any amounts in respect of any ING Perpetual Debt Securities represented by global securities will be made by the trustee to DTC. Any such payments of interest and certain other payments on or in respect of the ING Perpetual Debt Securities will be in U.S. dollars and will be calculated by the trustee or such other agent as we may appoint.

     Except in a bankruptcy, all payments on the ING Perpetual Debt Securities will be conditional upon our being solvent at the time of payment, and we will not make any payment unless we will be solvent immediately afterwards. We refer to this condition as the Required Deferral Condition. For this purpose, we are solvent if we meet the following "solvency conditions":

     - we are able to make payments on our Senior Debt as they become due, and

     - our assets exceed the sum of our liabilities (excluding liabilities not considered Senior Debt).

  PAYMENTS SUBJECT TO FISCAL LAWS

     All payments made in respect of the ING Perpetual Debt Securities will be subject, in all cases, to any fiscal or other laws and regulations applicable thereto in the place of payment, but will not affect our obligation to pay Additional Amounts.

DEFERRAL OF INTEREST PAYMENTS

     Interest payments and any other payments with respect to the ING Perpetual Debt Securities will be subject to deferral in the following circumstances.

  REQUIRED DEFERRAL OF PAYMENTS

     Except in the case of a Mandatory Payment Event or a Mandatory Partial Payment Event, if the Required Deferral Condition is met on the 20th business day preceding the date on which any payment would, in the absence of deferral, be due and payable, we must defer any such payment. In such case, we will deliver a notice to the trustee, the holders and the Calculation Agent, not less than 16 Business Days prior to such date. We refer to such notice as a Deferral Notice.

     Except in the case of a Mandatory Payment Event or a Mandatory Partial Payment Event, if, after we defer a payment as a result of the Required Deferral Condition being met, the Required Deferral Condition is no longer met on the 20th business day preceding any subsequent interest payment date, then we will satisfy such payment on the relevant Deferred Interest Satisfaction Date by giving notice, not less than 16 business days prior to the Deferred Interest Satisfaction Date, to the trustee, the holders and the Calculation Agent that we will satisfy such payment on such date.

     We will not satisfy such payment on the relevant Deferred Interest Satisfaction Date referred to above, if:

     - we have previously elected to satisfy such payment earlier (provided that, at the time of satisfying such payment, the Required Deferral Condition fails to be met) by delivering a notice to the trustee, the holders and the Calculation Agent not less than 16 business days prior to the relevant Deferred Interest Satisfaction Date that we will satisfy such payment on such date; or

     - we validly elect to use our right to optionally defer any such payment which would otherwise have been required to be paid on such Deferred Interest Satisfaction Date.

     Any payment that we defer due to the Required Deferral Condition will not accrue interest, except under the circumstances we describe below under "-- Alternative Interest Satisfaction Mechanism." Unless we obtain permission from our relevant regulator, we are permitted to satisfy our obligation to pay the Deferred Interest Payment only in accordance with the Alternative Interest Satisfaction Mechanism. See "-- Alternative Interest Satisfaction Mechanism" below.

  OPTIONAL DEFERRAL OF PAYMENTS

     We may defer all or part of any payment that is due and payable by giving a Deferral Notice to the trustee, the Calculation Agent and the holders not less than 16 business days prior to the relevant due date. We refer to this right to defer as an Elective Deferral Interest Payment. Except in the case of a Mandatory Payment Event or a Mandatory Partial Payment Event, unless we obtain the prior consent of the relevant regulator, we may satisfy any such payment at any time, but only by using the Alternative Interest Satisfaction Mechanism. When we use the Alternative Interest Satisfaction Mechanism, we will deliver a notice to the trustee and the Calculation Agent, not less than 16 business days prior to the relevant Deferred Interest Satisfaction Date, informing them of our election to so satisfy such payment and specifying the relevant Deferred Interest Satisfaction Date.

     Elective Deferral Interest Payments will bear interest at a rate equal to % from (and including) the date on which, but for such deferral, the
Deferred Interest Payment would otherwise have been due to be made to (but excluding) the relevant Deferred Interest Satisfaction Date.

DIVIDEND STOPPER; MANDATORY INTEREST PAYMENT

     We will give a Deferral Notice in the case of a Required Deferral Condition and we may give a Deferral Notice, in our sole discretion and for any reason, in the case of an Elective Deferral Interest Payment, except that a Deferral Notice as to a payment required to be paid pursuant to a Mandatory Payment Event or Mandatory Partial Payment Event will have no force or effect.

  DIVIDEND STOPPER

     We agree in the Indenture that, beginning on the day we give a Deferral Notice until all Deferred Interest Payments are paid or satisfied in full, we will not recommend to our shareholders, and to the fullest extent permitted by applicable law, we will otherwise act to prevent a Mandatory Payment Event or a Mandatory Partial Payment Event from occurring. A Mandatory Payment Event occurs if:

     - we declare, pay or distribute a dividend or make a payment (other than a dividend in the form of Ordinary Shares) on any of our Junior Securities or make a payment on a Junior Guarantee;

     - any of our subsidiaries or any entity in which we have a direct or indirect financial, commercial or contractual majority interest, which we refer to as an Undertaking, declares, pays or distributes a dividend on any security issued by it benefitting from a Junior Guarantee or makes a payment (other than a dividend in the form of ordinary shares) on any security issued by it benefitting from a Junior Guarantee;

     - we or any of our subsidiaries or Undertakings redeems, purchases or otherwise acquires for any consideration any of our Junior Securities, Parity Securities or securities issued by any of our subsidiaries or Undertakings benefitting from a Junior Guarantee or Parity Guarantee, other than:

      - by conversion into or in exchange for our Ordinary Shares;

      - in connection with transactions effected by or for the account of our customers or customers of any of our subsidiaries or in connection with the distribution, trading or market-making activities in respect of those securities;

      - in connection with our satisfaction of our, or the satisfaction by any of our subsidiaries of its, obligations under any of our employee benefit plans or similar arrangements with or for the benefit of employees, officers, directors or consultants of the Group;

      - as a result of a reclassification of us or any of our subsidiaries or the exchange or conversion of one class or series of capital stock for another class or series of capital stock; or

      - the purchase of fractional interests in shares of our capital stock or the capital stock of any of our subsidiaries pursuant to the conversion or exchange provisions of that capital stock (or the security being converted or exchanged); or

     - any moneys are paid to or made available for a sinking fund or for redemption of any Junior Securities, Parity Securities or any securities issued by any of our subsidiaries or Undertakings benefitting from a Junior Guarantee or Parity Guarantee.

     A Mandatory Partial Payment Event occurs if:

     - we declare, pay or distribute a dividend or make a payment on any of our Parity Securities or make any payment on any of our Parity Guarantees; or

     - any of our subsidiaries or Undertakings declares, pays or distributes a dividend on any security issued by it benefitting from a Parity Guarantee or makes a payment on any security issued by it benefitting from a Parity Guarantee.

  MANDATORY INTEREST PAYMENT

     If a Mandatory Payment Event occurs, then:

     - all Deferred Interest Payments will become mandatorily due and payable in full on the date of the Mandatory Payment Event, notwithstanding any further Deferral Notice or an occurrence or continuance of the Required Deferral Condition. Unless we obtain the prior consent of our relevant regulator, we may only satisfy our obligations to pay such Deferred Interest Payments in accordance with the Alternative Interest Satisfaction Mechanism; and

     - the interest payments payable on the next four consecutive interest payment dates, the next two consecutive interest payment dates or the next interest payment date, as the case may be, after the occurrence of such Mandatory Payment Event, depending on whether the Junior Securities, Parity Securities, or the security benefitting from the Junior Guarantee or the Parity Guarantee pay dividends or income distributions on an annual basis, a semiannual basis or a quarterly basis, as the case may be, will be mandatorily due and payable in full on each such next interest payment date, notwithstanding any Deferral Notice as to such interest payments or the occurrence or continuance of any Required Deferral Condition. We are permitted, but shall not be required, to satisfy our obligation to make the interest payments payable on such interest payment date, other than Deferred Interest Payments, in accordance with the Alternative Interest Satisfaction Mechanism.

     If a Mandatory Partial Payment Event occurs, then:

     - all Deferred Interest Payments will become mandatorily due and payable in full on the date of the Mandatory Partial Payment Event, notwithstanding any further Deferral Notice or an occurrence or continuance of the Required Deferral Condition. Unless we obtain the prior consent of our relevant regulator, we may only satisfy our obligations to pay such Deferred Interest Payments in accordance with the Alternative Interest Satisfaction Mechanism; and

     - Mandatory Partial Payments in respect of each ING Perpetual Debt Security will be mandatorily due and payable on the next four consecutive interest payment dates, the next two consecutive interest payment dates or the next interest payment date, as the case may be, after the occurrence of such Mandatory Partial Payment Event, depending on whether the Parity Securities or the security benefitting from the Parity Guarantee pay dividends or income distributions on an annual basis, a semiannual basis or a quarterly basis, as the case may be, notwithstanding any Deferral Notice or an occurrence of the Required Deferral Condition. We are permitted, but shall not be required, to satisfy our obligation to pay any Mandatory Partial Payments in accordance with the Alternative Interest Satisfaction Mechanism.

ALTERNATIVE INTEREST SATISFACTION MECHANISM

  GENERAL

     We are permitted to satisfy our obligation to pay you through the issuance of our Ordinary Shares which, when sold, will provide a cash amount sufficient for us to make payments due to you in respect of the relevant payment. We refer to this procedure as the Alternative Interest Satisfaction Mechanism. Subject to the absence of a Required Deferral Condition, we may elect to use the Alternative Interest Satisfaction Mechanism in order to satisfy our obligation to make any interest payment, including any Mandatory Interest Payment, by giving not less than 16 business days' notice to the trustee.

     Our obligation to pay in accordance with the Alternative Interest Satisfaction Mechanism will be satisfied as follows:

     - we will give at least 16 business days' notice of the relevant interest payment date to the trustee, the Calculation Agent and holders of the ING Perpetual Debt Securities;

     - by the close of business on or before the seventh business day prior to the relevant interest payment date or Deferred Interest Satisfaction Date, we will have authorized for issuance such number of Ordinary Shares as, in the determination of the Calculation Agent, have a market value (after conversion from euros into U.S. dollars) of not less than 110% of the relevant payment to be satisfied on such interest payment date (each such Ordinary Share is a Payment Ordinary Share) plus the claims for the costs and expenses to be borne by us in connection with using the Alternative Interest Satisfaction Mechanism (including, without limitation, the fees and expenses of the Calculation Agent);

     - the Calculation Agent will procure purchasers for such Ordinary Shares as soon thereafter as reasonably practicable, but not later than the fourth business day prior to the relevant Interest Payment Date;

     - we will sell such Ordinary Shares in the open market as instructed by the Calculation Agent and collect any sales proceeds;

     - we will immediately transfer the sales proceeds (or such amount of sales proceeds as is necessary (after conversion from euros into U.S. dollars) to make the relevant payment) to the trustee on the business day preceding the payment date for payment by the trustee, on the payment date, towards applicable Interest Payments to be satisfied;

     - if, after the operation of the above procedures, there would, in the opinion of the Calculation Agent, be a shortfall on the date on which the relevant payment is due, we will issue further Ordinary Shares in accordance with the provisions of the Indenture to ensure that a sum at least equal to the relevant payment is available to make the payment in full on the relevant due date. If, despite these provisions, such a shortfall still exists on the relevant due date we may, in accordance with the provisions of the Indenture, either pay an amount equal to such shortfall as soon as practicable to the trustee or continue to issue Ordinary Shares until the trustee has received funds equal to the full amount of such shortfall; and

     - if, pursuant to the Alternative Interest Satisfaction Mechanism, proceeds are raised in excess of the amount required to pay the applicable payments plus the claims for the fees, costs and expenses to be borne by us in connection with using the Alternative Interest Satisfaction Mechanism, we will retain such excess proceeds.

     If we elect to make any payment in accordance with the Alternative Interest Satisfaction Mechanism, the receipt of cash proceeds on the sale of our Ordinary Shares issued to the trustee or its agent will satisfy the relevant payment or the relevant part of such payment. The proceeds from the sale of Ordinary Shares pursuant to the Alternative Interest Satisfaction Mechanism will be paid to you by the trustee in respect of the relevant payment.

  INSUFFICIENCY OF PAYMENT ORDINARY SHARES

     If we are to satisfy a payment pursuant to the Alternative Interest Satisfaction Mechanism and we do not, on the date when the number of Payment Ordinary Shares required to be issued is determined, have a sufficient number of Ordinary Shares available for issue, then we shall notify the trustee, the Calculation Agent and the holders that all or part, as the case may be, of the relevant payment cannot be satisfied due to not having a sufficient number of authorized Ordinary Shares. In this case the payment or part thereof shall be satisfied following the date of our next annual general meeting or extraordinary general meeting of our shareholders at which a resolution is passed authorizing a sufficient number of Ordinary Shares available to satisfy all or such part of the relevant payment. If, however, the number of Ordinary Shares authorized to be issued at any such meeting is insufficient to satisfy all or such part of the relevant payment then those Ordinary Shares so issued will be applied by us in partial satisfaction of all or such part of the relevant payment. Following the passage of a resolution which authorizes us to issue additional Ordinary Shares for this purpose, we will provide not less than 16 business days' notice to the trustee, the Calculation Agent and the holders of the date upon which the relevant payment or, as the case may be, the part thereof is to be made. The relevant payment or, as the case may be, the part thereof which is not so satisfied will, unless it is a required Deferred Interest Payment and has not been subsequently either satisfied or deferred pursuant to an Elective Deferral
Interest payment, continue to accrue interest at a rate of      % from (and
including) the date on which payment would otherwise have been due to (but excluding) the date on which such payment or part thereof is satisfied or, in the event of a Market Disruption Event, the date on which such payment or part thereof would, but for the occurrence of such Market Disruption Event, have been satisfied from which date interest (if any) will accrue on such payment as provided in "-- Market Disruption Event" below.

     If we do not have a sufficient number of Ordinary Shares and do not hold an annual general meeting within six months of giving the notice first mentioned above, at which a resolution to make a sufficient number of Ordinary Shares available is proposed, the trustee will by notice require us to convene an extraordinary general meeting at which such a resolution will be proposed on a date falling within 10 weeks of such notice from the trustee.

     In the event that any such resolution proposed at any such annual general meeting or extraordinary general meeting is rejected, the resolution will be proposed at each annual general meeting or any extraordinary general meeting thereafter until the resolution has been passed by our shareholders.

     At the date of this prospectus supplement, we have a sufficient number of authorized but unissued Ordinary Shares, and our Executive Board has the necessary authority to make the interest payments required to be made in respect of the ING Perpetual Debt Securities during the next 12-month period, assuming the Alternative Interest Satisfaction Mechanism is used for each interest payment during such 12-month period.

     We will undertake in the Indenture to keep available for issue a sufficient number of authorized, but unissued Ordinary Shares as we reasonably consider would be required to be issued as Payment Ordinary Shares in connection with the next four interest payments. Should we fail to keep available such unissued Ordinary Shares, no damages will be payable in connection with such failure. The trustee may, however, require that we, as soon as practicable, hold an extraordinary general meeting of our shareholders at which a resolution will be passed to remedy such failure.

     The trustee is not obligated to monitor whether we have a sufficient number of unissued Ordinary Shares available for issuance as Payment Ordinary Shares and the trustee is entitled to assume, unless it has actual knowledge to the contrary, that we are complying with our obligations to do so.

MARKET DISRUPTION EVENT

     If, in our opinion, a Market Disruption Event exists on or after the 15th business day preceding any date upon which a payment or part thereof is due to be made or satisfied pursuant to the Alternative Interest Satisfaction Mechanism, then we may give notice to the trustee, the Calculation Agent and the holders as soon as possible after the Market Disruption Event has arisen or occurred, whereupon the relevant payment will be deferred until such time as, in our opinion, the Market Disruption Event no longer exists.

     Any such deferred payment or part thereof will be satisfied as soon as practicable after the Market Disruption Event no longer exists. Except as provided in the next sentence, interest will not accrue on such deferred payment or part thereof, however, during a Market Disruption Event. If we do not make the relevant payment or part thereof for a period of 14 days or more after its due date, even if the Market Disruption Event is continuing, interest shall accrue on such deferred payment or part thereof from (and including) the date on which the relevant payment or part thereof was due to be made to (but excluding) the date on which such payment or part thereof is made. Any such interest shall accrue at the Interest Rate and shall be satisfied only in accordance with the Alternative Interest Satisfaction Mechanism and as soon as reasonably practicable after the relevant deferred payment is made. No liability shall attach to the trustee or its agents if, as a result of a Market Disruption Event or any other event outside the control of the trustee or any such agent, the trustee or any such agent is unable to comply with its duties in connection with any payment made pursuant to the Alternative Interest Satisfaction Mechanism.

SUBORDINATION

     The ING Perpetual Debt Securities constitute our direct, unsecured subordinated securities and rank pari passu without any preference among themselves.

     The rights and claims of the holders of the ING Perpetual Debt Securities are subordinated to Senior Debt in that rights regarding payments and the issuance of Ordinary Shares (as described under "Alternative Interest Satisfaction Mechanism") will be subject to the solvency conditions. Upon our liquidation, moratorium of payments or bankruptcy, the holders of the ING Perpetual Debt Securities will rank, effectively from a financial point of view, in priority to all holders of Junior Securities and equally with the holders of our existing most senior preference shares and any other Parity Securities and Parity Guarantees then outstanding. Upon our liquidation, moratorium of payments or bankruptcy, any payments on the ING Perpetual Debt Securities will be subordinate to, and subject in right of payment to the prior payment in full of, all Senior Debt.

     For the purposes of the ING Perpetual Debt Securities, our Senior Debt means:

     - all claims of our unsubordinated creditors;

     - all claims of creditors whose claims are, or are expressed to be, subordinated (whether only in the event of our insolvency or otherwise) only to the claims of our unsubordinated creditors; and

     - all claims of all of our other creditors, except those whose claims are, or are expressed to rank, pari passu with, or junior to, the claims of holders of ING Perpetual Debt Securities.

     As of September 30, 2002, we had approximately EUR 7 billion of Senior Debt outstanding.

     The definition of Senior Debt described in the accompanying prospectus under "Description of Debt Securities We May Offer -- The Senior Debt Indenture and the Subordinated Debt Indenture -- Subordination Provisions" does not apply to the ING Perpetual Debt Securities. For the purposes of the Indenture and the description thereof in the accompanying prospectus, all references to Senior Debt shall be deemed to be references to Senior Debt as described above.

     We will agree in the Indenture that, so long as any of the ING Perpetual Debt Securities remain outstanding, we will not issue any preference shares (or other securities which are akin to preference shares as regards distributions on a return of assets upon our liquidation or in respect of distribution or payment of dividends and/or any other amounts thereunder by us) or give any guarantee or contractual support arrangement in respect of any of our preference shares or such other securities or in respect of any other entity if such preference shares, preferred securities, guarantees or contractual support arrangements would rank (as regards distributions on a return of assets upon our liquidation or in respect of distribution or payment of dividends and/or any other amounts thereunder by us) senior to the ING Perpetual Debt Securities, unless we alter the terms of the ING Perpetual Debt Securities such that the ING Perpetual Debt Securities rank pari passu effectively from a financial point of view with any such preference shares, such other securities akin to preference shares or such guarantee or support undertaking.

WINDING UP

     If any action causes our liquidation (except solely for the purpose of our reconstruction, amalgamation or the substitution of a successor in business for us, as defined in the Indenture, the terms of which have previously been approved in writing by the trustee or by not less than a majority of the holders), with respect to each ING Perpetual Debt Security you own, we will pay you (in lieu of any other payment) an amount as if on and after the day immediately before the liquidation began, any holder of those ING Perpetual Debt Securities had been the holder of our most senior class of preference shares which we refer to as the Notional Preference Shares, which have a preferential right to a return of assets upon liquidation over and so rank ahead of the holders of all other classes of our issued shares for the time being in our capital, but ranking junior to the claims of Senior Debt. Any such payment shall be made on the assumption that the amount that you were entitled to receive in respect of each Notional Preference Share on a return of assets upon liquidation was an amount equal to the principal amount of $25 of the relevant ING Perpetual Debt Security and any other Outstanding Payments together with, to the extent not otherwise included within the foregoing, the pro rata share of any Winding-Up Claims attributable to the ING Perpetual Debt Security.

     As a consequence of the subordination provisions, the holders of the ING Perpetual Debt Securities may recover less than the holders of our unsubordinated liabilities and the holders of certain of our subordinated liabilities, including the holders of other subordinated debt securities as described in the accompanying prospectus under the heading "Description of Debt Securities We May Offer." If, upon liquidation the amount payable on any ING Perpetual Debt Securities and any claims ranking pari passu with the ING Perpetual Debt Securities are not paid in full, the ING Perpetual Debt Securities and other claims ranking equally will share ratably in any distribution of our assets upon liquidation in proportion to the respective amounts to which they are entitled. If any holder is entitled to any recovery with respect to the ING Perpetual Debt Securities upon liquidation, the holder might not be entitled to a recovery in U.S. dollars and might be entitled only to a recovery in euros. In addition, under current Dutch law, our liability to holders of the ING Perpetual Debt Securities would be converted into euros at a date close to the commencement of insolvency proceedings against us and holders of the ING Perpetual Debt Securities would be exposed to currency fluctuations between that date and the date they receive proceeds pursuant to such proceedings, if any.

DEFAULTS; LIMITATION OF REMEDIES

     The Events of Default and rights to accelerate described in the accompanying prospectus under "Description of Debt Securities We May
Offer -- Default, Remedies and Waiver of Default -- Events of Default" and certain remedies provided for under "-- Remedies if an Event of Default Occurs" do not apply to the ING Perpetual Debt Securities.

     The only defaults and remedies are as provided below.

  PAYMENT DEFAULTS

     It is a Payment Default with respect to the ING Perpetual Debt Securities if we fail to pay or set aside for payment the amount due to satisfy any payment on the ING Perpetual Debt Securities when due, and such failure continues for 14 days; provided, however, that if we fail to make any Mandatory Interest Payment as a result of failure to satisfy the solvency conditions, or due to a deferral of an interest payment as permitted under the terms of the Indenture, that payment will constitute an Outstanding Payment and will accumulate with any other Outstanding Payments until paid but will not be a Payment Default.

  LIMITATION OF REMEDIES

     If any Payment Default occurs and continues regarding the ING Perpetual Debt Securities, the trustee may pursue all legal remedies available to it, including commencing a judicial proceeding for the collection of the sums due and unpaid or a bankruptcy proceeding in The Netherlands (but not elsewhere), but the trustee may not declare the principal amount of any outstanding ING Perpetual Debt Security to be due and payable. If we fail to make payment and the solvency conditions are not satisfied at the end of the 14-day period described under "-- Payment Defaults," such failure does not constitute a Payment Default but instead constitutes a Payment Event. On a Payment Event, the trustee may institute bankruptcy proceedings exclusively in The Netherlands, but may not pursue any other legal remedy, including a judicial proceeding for the collection of the sums due and unpaid.

     Notwithstanding the foregoing, holders of the ING Perpetual Debt Securities have the absolute and unconditional right to institute suit for the enforcement of any payment when due and such right may not be impaired without the consent of the holder.

  GENERAL

     By purchasing ING Perpetual Debt Securities, you and the trustee will be deemed to have waived any right of set-off, counterclaim or combination of accounts with respect to the ING Perpetual Debt Securities or the Indenture (or between our obligations regarding the ING Perpetual Debt Securities and any liability owed by a holder or the trustee to us) that they might otherwise have against us.

     Subject to the provisions of the Indenture relating to the duties of the trustee, if a Payment Default occurs and continues with respect to the ING Perpetual Debt Securities, the trustee will be under no obligation to any holder of the ING Perpetual Debt Securities, unless they have offered reasonable indemnity to the trustee. Subject to the Indenture provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding ING Perpetual Debt Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the series, if the direction is not in conflict with any rule of law or with the Indenture and the trustee does not determine that the action would be unjustly prejudicial to the holder or holders of any ING Perpetual Debt Securities not taking part in that direction. The trustee may take any other action that it deems proper that is not inconsistent with that direction.

     The Indenture provides that the trustee will, within 90 days after the occurrence of a Payment Default with respect to the ING Perpetual Debt Securities, give to each holder of the ING Perpetual Debt Securities notice of the Payment Default known to it, unless the Payment Default has been cured or waived. The trustee will be protected in withholding notice, however, if it determines in good faith that withholding notice is in the interest of the holders.

     We are required to furnish to the trustee, on an annual basis a statement as to our compliance with all conditions and covenants under the Indenture.

ADDITIONAL AMOUNTS

     Any amounts to be paid by us on the ING Perpetual Debt Securities will be made without deduction or withholding for any taxes, assessments or other charges imposed by the government of The Netherlands or the government of a jurisdiction in which a successor to us is organized, unless the withholding or deduction of such taxes, assessments or charges is required by law. In that event we will pay such additional amounts, which we refer to as Additional Amounts, as may be necessary in order that the net amounts received by holders after such withholding or deduction equal the respective amounts of principal and interest which would have been received in respect of the ING Perpetual Debt Securities in the absence of such withholding or deduction.

     There are certain circumstances in which we will not be obligated to pay such Additional Amounts. Please see "Description of Debt Securities We May Offer -- Payment of Additional Amounts with Respect to the Debt Securities" in the accompanying prospectus.

     Whenever we refer in this prospectus supplement or the accompanying prospectus to principal, interest amounts, Deferred Interest Payments, Mandatory Partial Payments and/or Accrued Interest

Payments, we intend to include any Additional Amounts which may become payable pursuant to the terms of the Indenture as described above.

     In the event that any payment is satisfied through the Alternative Interest Satisfaction Mechanism, then any Additional Amounts which are payable must also be satisfied through the Alternative Interest Satisfaction Mechanism.

OPTIONAL REDEMPTION AND REDEMPTION UPON CERTAIN EVENTS

  OPTIONAL REDEMPTION

     The ING Perpetual Debt Securities are perpetual debt securities and have no fixed maturity or mandatory redemption date. The ING Perpetual Debt Securities are not redeemable at the option of the holder of an ING Perpetual Debt Security
at any time and are not redeemable at our option prior to                ,
except in certain limited circumstances. See "-- Redemption upon Certain Events" below.

     We may redeem the ING Perpetual Debt Securities in whole (but not in part)
at our option, on           ,      , or on any interest payment date thereafter
at their aggregate principal amount together with Outstanding Payments due through the date of redemption, which sum we refer to as the Base Redemption Price.

     We may purchase on the open market at any time ING Perpetual Debt Securities in any manner and at any price.

     Cancellation of any ING Perpetual Debt Securities so redeemed by us will be effected by reducing the principal amount of the global ING Perpetual Debt Securities, and any ING Perpetual Debt Securities so cancelled may not be reissued or resold and our obligations in respect of any such cancelled ING Perpetual Debt Securities will be discharged. ING Perpetual Debt Securities purchased by us may be held, reissued, resold or, at our option, be cancelled by decreasing in an equal amount the principal amount of ING Perpetual Debt Securities represented by the Global Security.

  REDEMPTION UPON CERTAIN EVENTS

     TAX EVENT. Upon the occurrence of a Tax Event with respect to the ING Perpetual Debt Securities, we may, by giving notice of redemption, redeem in whole (but not in part) the ING Perpetual Debt Securities at their base redemption price.

     "Tax Event" means we determine that immediately prior to the giving of the notice referred to below, on the next interest payment date:

     - we would, for reasons outside our control, be unable to make such payment without being required to pay Additional Amounts and we cannot avoid the requirement or circumstance by taking measures as we (acting in good faith) deem appropriate;

     - payments of amounts in respect of interest on the ING Perpetual Debt Securities, including, for the avoidance of doubt, the issue of Ordinary Shares pursuant to the Alternative Interest Satisfaction Mechanism, may be treated as "distributions" within the meaning of Section II of the Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965; or such other provision as may from time to time supersede or replace
       Section II of the Dividend Withholding Tax Act 1965 for the purposes of such definition) and we cannot avoid the requirement or circumstance by taking such measures as we (acting in good faith) deem appropriate; or

     - as a result of any proposed change or amendment to the laws of The Netherlands, or any proposed change in the application of official or generally published interpretation of such laws, or any interpretation or pronouncement by any relevant tax authority that provides for a position with respect to such law or regulations that differs from the previously generally accepted position in relation to similar transactions or which differs from any specific written confirmation given by a tax authority in respect of the ING Perpetual Debt Securities, which change or amendment becomes, or would become, effective, or in the case of a change or proposed change in law if such change is enacted (or, in the case of a proposed change, is expected to be enacted) by Act of Parliament or made by Statutory Instrument on or after December 2, 2002, there is more than an insubstantial risk that we will not obtain substantially full relief for the purposes of Dutch corporation tax for any payment of interest including, for the avoidance of doubt, where the payment of interest is to be satisfied by the issue of Ordinary Shares pursuant to the Alternative Interest Satisfaction Mechanism and we cannot avoid this risk by taking such measures as we (acting in good faith) deem appropriate.

     In the case of redemption upon the occurrence of a Tax Event, we are required, before we give a notice of redemption, to deliver to the trustee a written legal opinion of independent Netherlands counsel of recognized standing, selected by us, in a form satisfactory to the trustee confirming that we are entitled to exercise our right of redemption.

     REGULATORY EVENT. Upon the occurrence of a Regulatory Event with respect to the ING Perpetual Debt Securities, we may by giving notice of redemption, at any time redeem the ING Perpetual Debt Securities in whole (but not in part) at their Base Redemption Price.

     "Regulatory Event" means any time after we become subject to capital adequacy regulations, the relevant regulator makes a determination that securities of the nature of the ING Perpetual Debt Securities can no longer qualify as Tier 1 Capital (or instruments of a similar nature which qualify as core capital) for purposes of such capital adequacy regulations.

NOTICE OF REDEMPTION

     We must give 30 to 60 days' notice of redemption to the holders of the ING Perpetual Debt Securities. Any notice of redemption is irrevocable and must be given as described in the accompanying prospectus. If the redemption price in respect of any ING Perpetual Debt Securities is improperly withheld or refused and is not paid by us, interest on the ING Perpetual Debt Securities will continue to be payable until the redemption price is actually paid.

CALCULATION AGENT

     So long as any of the ING Perpetual Debt Securities are outstanding, we will ensure that there will always be a Calculation Agent. If the Calculation Agent is unable or unwilling to act as such, or if it fails to make a determination, calculation or otherwise fails to perform its duties under the Indenture or the Calculation Agency Agreement, we will appoint an independent investment bank acceptable to the trustee to act as such in its place. Subject to certain limited exceptions, neither the termination of the Calculation Agent's appointment nor the Calculation Agent's resignation will be effective without a successor having been appointed.

     All calculations and determinations made by the Calculation Agent with respect to the ING Perpetual Debt Securities (except in the case of manifest error) are final and binding on us, the trustee and the holders.

     Neither we nor the trustee have any responsibility to anyone for any errors or omissions in any calculation by the Calculation Agent.

TRADING CHARACTERISTICS

     The ING Perpetual Debt Securities will be listed and traded on the New York
Stock Exchange under the symbol "     ." We expect the ING Perpetual Debt
Securities to trade as an individual unit at a trading price that takes into account the value, if any, of accrued but unpaid interest. This means that purchasers will not pay, and sellers will not receive, accrued and unpaid interest on the ING Perpetual Debt Securities which has not been included in their trading price.

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BOOK-ENTRY SYSTEM; DELIVERY AND FORM

  GENERAL

     The ING Perpetual Debt Securities will initially be represented by one or more global securities in registered form, without coupons attached. They will be deposited with or on behalf of The Depository Trust Company, DTC, or its nominee and registered in the name of Cede & Co., as nominee of DTC. Until the ING Perpetual Debt Securities are exchanged for definitive securities, the global securities may not be transferred except as a whole by DTC to a nominee or a successor of DTC.

     The ING Perpetual Debt Securities have been accepted for clearance by DTC, Euroclear and Clearstream, Luxembourg. The initial distribution of the ING Perpetual Debt Securities will be cleared through DTC only. Beneficial interests in the global ING Perpetual Debt Securities will be shown on, and transfers thereof will be effected only through, the book-entry records maintained by DTC and its direct and indirect participants, including Euroclear and Clearstream, Luxembourg. Owners of beneficial interests in the ING Perpetual Debt Securities will receive all payments relating to their ING Perpetual Debt Securities in U.S. dollars.

     So long as DTC, or its nominee, is the holder of a global ING Perpetual Debt Security, it will be considered the sole holder of the global ING Perpetual Debt Security for all purposes under the Indenture. Except as described below under "-- Issuance of Definitive Securities," no participant, indirect participant or other person will be entitled to have ING Perpetual Debt Securities registered in its name, receive or be entitled to receive physical delivery of ING Perpetual Debt Securities in definitive form or be considered the owner or holder of the ING Perpetual Debt Securities under the Indenture. Each person having an ownership or other interest in ING Perpetual Debt Securities must rely on the procedures of DTC, Euroclear and Clearstream, Luxembourg, and, if a person is not a participant or another securities intermediary through which that person owns its interest, exercise any rights and obligations of a holder under the Indenture or the ING Perpetual Debt Securities. See also "Legal Ownership and Book-Entry Issuance" in the accompanying prospectus.

  PAYMENTS ON THE GLOBAL SECURITIES

     Payments of any amounts in respect of any global ING Perpetual Debt Securities will be made by the trustee to DTC. Payments will be made to beneficial owners of ING Perpetual Debt Securities in accordance with the rules and procedures of DTC or its direct and indirect participants, as applicable. Neither we, the trustee or any of our agents will have any responsibility or liability for any aspect of the records of any securities intermediary in the chain of intermediaries between DTC, Euroclear or Clearstream, Luxembourg, and any beneficial owner of an interest in a global security, or the failure of DTC, Euroclear or Clearstream, Luxembourg, or any intermediary to pass through to any beneficial owner any payments that we make to DTC.

     For more information about holding ING Perpetual Debt Securities in global book-entry form please see "Legal Ownership and Book-Entry Issuance" in the accompanying prospectus.

ISSUANCE OF DEFINITIVE SECURITIES

     So long as DTC holds the global ING Perpetual Debt Securities, the global securities will not be exchangeable for definitive securities unless:

     - DTC notifies the trustee that it is unwilling or unable to continue to hold the book-entry ING Perpetual Debt Securities or DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and the trustee does not appoint a successor to DTC which is registered under the Securities Exchange Act of 1934 within 120 days;

     - a Payment Default has occurred and is continuing;

     - a Payment Event has occurred;

     - in the event of our bankruptcy we fail to make a payment on the ING Perpetual Debt Securities when due; or

     - at any time we determine in our sole discretion that the global securities of a particular series should be exchanged for definitive debt securities of that series in registered form.

     Each person having an ownership or other interest in ING Perpetual Debt Securities must rely exclusively on the rules and procedures of DTC, Euroclear or Clearstream, Luxembourg, as the case may be, and any agreement with any participant of DTC, Euroclear or Clearstream, Luxembourg, as the case may be, or any other securities intermediary through which that person holds its interest to receive or direct the delivery or possession of any definitive security.

     Definitive securities will be issued in registered form only in denominations of US$25 and any integral multiples thereof. To the extent permitted by law, we and the trustee are entitled to treat the person in whose name any definitive security is registered as its absolute owner.

     Payments in respect of each series of definitive securities will be made to the person in whose name the definitive securities are registered as it appears in the register for that series. Payments will be made in respect of the ING Perpetual Debt Securities by transfer to the holder's account in New York.

     If we issue definitive securities of a particular series in exchange for global ING Perpetual Debt Securities, DTC, as holder of the global ING Perpetual Debt Securities, will surrender it against receipt of the definitive securities, cancel the book-entry securities of that series, and distribute the definitive securities of that series to the persons in the amounts that DTC specifies.

     If definitive securities are issued in the limited circumstances described above, those securities may be transferred in whole or in part in denominations of any whole number of securities upon surrender of the definitive securities certificates together with the form of transfer endorsed on it, duly completed and executed at the specified office of the trustee. If only part of a securities certificate is transferred, a new securities certificate representing the balance not transferred will be issued to the transferor. For more information regarding the transfer and exchange of definitive securities see "Description of Debt Securities We May Offer -- Form, Exchange and Transfer of Debt Securities -- Transfer and Exchange" in the accompanying prospectus.

GOVERNING LAW

     The ING Perpetual Debt Securities and the related Indenture will be governed by, and construed in accordance with, the laws of the State of New York, except that the subordination provisions of the ING Perpetual Debt Securities and the Indenture will be governed by and construed in accordance with the laws of The Netherlands.

GLOSSARY

     Certain defined terms that are used in this prospectus supplement are defined in the following glossary. Terms used in the description of our ING Perpetual Debt Securities which are not defined herein are defined in the accompanying prospectus or in the Indenture.

     "ACCRUED INTEREST PAYMENT" means interest that shall continue to accrue after an interest payment date in respect of an Elective Deferral Interest Payment, the failure to make a payment when due on a date of redemption, certain payments which cannot be made due to insufficient Ordinary Shares to satisfy the Alternative Interest Satisfaction Mechanism and failure to make a payment more than 14 days after its due date due to a Market Disruption Event.

     "ADDITIONAL AMOUNTS" has the meaning set forth under "Description of the ING Perpetual Debt Securities -- Additional Amounts."

     "ALTERNATIVE INTEREST SATISFACTION MECHANISM" has the meaning set forth under "Description of the ING Perpetual Debt Securities -- Alternative Interest Satisfaction Mechanism."

     "ASSETS" means our non-consolidated gross assets as shown by our most recent published audited balance sheet but adjusted for contingencies and for subsequent events and to such extent as the directors or, as the case may be, the liquidator may determine to be appropriate.

     "BASE REDEMPTION PRICE" has the meaning set forth under "Description of the ING Perpetual Debt Securities -- Optional Redemption and Redemption upon Certain Events -- Optional Redemption."

     "CALCULATION AGENCY AGREEMENT" means the calculation agency agreement dated
as of           , 2002, between us, the trustee and the Calculation Agent, relating to the ING Perpetual Debt Securities under which the Calculation Agent agrees to perform the duties required of it under the terms of the Indenture.

     "CALCULATION AGENT" means ING Financial Markets LLC, as calculation agent in relation to the ING Perpetual Debt Securities, or its successor or successors for the time being appointed under the Calculation Agency Agreement.

     "DEFERRAL NOTICE" has the meaning set forth under "Description of the ING Perpetual Debt Securities -- Deferral of Interest Payments -- Required Deferral of Payments."

     "DEFERRED INTEREST PAYMENT" means:

     - any payment, or part thereof, which we have deferred as described under "Required Deferral of Payments" and which has not subsequently been either (i) satisfied or (ii) deferred as described under "Optional Deferral of Payments"; or

     - any payment, or part thereof, which we have elected to defer in accordance with the Elective Deferral Interest Payment and which has not been satisfied.

     "DEFERRED INTEREST SATISFACTION DATE" means:

     - the Interest Payment Date following the 19th business day after the Required Deferral Condition fails to be met;

     - if other than an Interest Payment Date, the date on which we resolve to satisfy a Deferred Interest Payment, as notified by us to the trustee, the holders and the Calculation Agent; or

     - the date on which we are required to satisfy all Deferred Interest Payments as a result of the occurrence of a Mandatory Payment Event or a Mandatory Partial Payment Event.

     "DEFERRAL PERIOD" means the period commencing on (and including) the date we gave a Deferral Notice and ending on (and including) the date upon which all Deferred Interest Payments are paid or satisfied in full.

     "ELECTIVE DEFERRAL INTEREST PAYMENT" has the meaning set forth under "Description of the ING Perpetual Debt Securities -- Deferral of Interest Payments -- Optional Deferral of Payments."

     "INDENTURE" has the meaning set forth under "Description of the ING Perpetual Debt Securities -- General."

     "ING PERPETUAL DEBT SECURITIES" means the    % ING Perpetual Debt
Securities and such expression shall include, unless the context otherwise requires, any further ING Perpetual Debt Securities which we are permitted to issue and which will form a single series with the ING Perpetual Debt Securities.

     "INTEREST" shall, where appropriate, include Interest Amounts, Deferred Interest Payments and Accrued Interest Payments.

     "INTEREST AMOUNT" means:

      - in respect of an interest payment, the amount of interest payable on an ING Perpetual Debt Security for the relevant Interest Period; and

      - in the event of redemption due to a Tax Event or Regulatory Event, any interest accrued from (and including) the preceding interest payment date (or, if none, the issue date of the ING

        Perpetual Debt Securities) to (but excluding) the due date for redemption, if not an interest payment date, as calculated using the 30/360 day basis.

     "INTEREST PAYMENT" means, in respect of an interest payment date, the aggregate Interest Amounts for the Interest Period ending on such interest payment date.

     "INTEREST PAYMENT DATE" has the meaning set forth under "Description of the ING Perpetual Debt Securities -- Interest."

     "INTEREST PERIOD" means the period commencing on (and including) the issue date and ending on (but excluding) the first interest payment date and each successive period commencing on (and including) an interest payment date and ending on (but excluding) the next succeeding interest payment date.

     "INTEREST RATE" has the meaning set forth under "Description of the ING Perpetual Debt Securities -- Interest."

     "JUNIOR GUARANTEE" means any guarantee, indemnity or other contractual support arrangement entered into by us in respect of securities (regardless of name or designation) issued by one of our subsidiaries or Undertakings and ranking, upon liquidation or in respect of distributions or payment of dividends or any other payment thereon, after the ING Perpetual Debt Securities.

     "JUNIOR SECURITIES" means our Ordinary Shares or any other securities which rank, as regards distributions on a return of assets upon liquidation or in respect of distributions or payment of dividends or any other payments thereon, after the ING Perpetual Debt Securities.

     "LIABILITIES" means our non-consolidated gross liabilities as shown by our most recent published audited balance sheet, but adjusted for contingencies and for subsequent events and to such extent as the directors, the auditors or, as the case may be, the liquidator may determine.

     "MANDATORY PARTIAL PAYMENT" payable on any interest payment date means a payment in respect of each ING Perpetual Debt Security in an amount that results in payment of a proportion of a full interest payment on the ING Perpetual Debt Security on such interest payment date equal to the proportion of a full dividend on the relevant Parity Securities and/or payment on the relevant Parity Guarantee paid on the dividend or payment date in respect of the relevant Parity Securities and/or Parity Guarantee immediately preceding such interest payment date.

     "MANDATORY PARTIAL PAYMENT EVENT" has the meaning set forth under "Description of the ING Perpetual Debt Securities -- Dividend Stopper; Mandatory Interest Payment."

     "MANDATORY PAYMENT EVENT" has the meaning set forth under "Description of the ING Perpetual Debt Securities -- Dividend Stopper; Mandatory Interest Payment."

     "MARKET DISRUPTION EVENT" means:

      - the occurrence or existence of any suspension of or limitation imposed on trading by reason of movements in price exceeding limits permitted by Euronext Amsterdam N.V. or on settlement procedures for transactions in the Ordinary Shares on Euronext Amsterdam N.V. if, in any such case, that suspension or limitation is, in the determination of the Calculation Agent, material in the context of the sale of the Ordinary Shares;

      - in our opinion, there has been a substantial deterioration in the price and/or value of the Ordinary Shares; or circumstances are such as to prevent or to a material extent restrict the issue or delivery of the Ordinary Shares; or

      - where, pursuant to the terms of the Indenture, monies are required to be converted from one currency into another currency in respect of any payment, the occurrence of any event that makes it impracticable to effect such conversion.

     "ORDINARY SHARES" means our ordinary shares or depository receipts issued in respect of such Ordinary Shares, as the context may require.

     "OUTSTANDING PAYMENT" means:

     - in relation to any interest payment, Deferred Interest Payment or Interest Amount not falling within the definition of interest payment, that such payment (a) has either become due and payable or would have become due and payable except for the non-satisfaction on the relevant date due to an insolvency condition or the deferral, postponement or suspension of such payment, due to a Required Deferral Condition, an Elective Deferral Interest Payment, insufficient Ordinary Shares available to satisfy the Alternative Interest Satisfaction Mechanism, or failure to make a payment more than 14 days after its due date due to a Market Disruption Event; and (b) in any such case has not been satisfied; and

     - in relation to any Accrued Interest Payment, any amount thereof which has not been satisfied whether or not payment has become due.

     "PARITY GUARANTEES" means any guarantees, indemnities or other contractual support arrangements we enter into with respect to securities issued by any of our subsidiaries or Undertakings which effectively from a financial point of view

     - are similar to the most senior class of our preference shares:

       - with respect to distributions on a return of assets upon our liquidation; or

       - with respect to dividends or distribution of payments or other amounts thereunder; and

     - rank pari passu with the ING Perpetual Debt Securities with respect to such distributions or payments.

     For the avoidance of doubt, included in Parity Guarantee are our guarantees of obligations relating to the:

     - 7.70% Noncumulative Guaranteed Trust Preferred Securities issued by ING Capital Funding Trust I;

     - 9.20% Noncumulative Guaranteed Trust Preferred Securities issued by ING Capital Funding Trust II; and

     - 8.439% Noncumulative Guaranteed Trust Preferred Securities issued by ING Capital Funding Trust III.

     "PARITY SECURITIES" means our most senior class of preference shares or any of our other securities which effectively from a financial point of view

     - are similar to the most senior class of our preference shares:

       - with respect to distributions on a return of assets upon our liquidation; or

       - with respect to dividends or distribution of payments or other amounts thereunder; and

     - rank pari passu with the ING Perpetual Debt Securities with respect to such distributions or payments.

     For avoidance of doubt, included in Parity Securities are our 6.50% ING Perpetual Securities issued on September 28, 2001 and 7.05% ING Perpetual Debt Securities issued on July 18, 2002.

     "PAYMENT" means any interest payment, Deferred Interest Payment, Accrued Interest Payment or Interest Amount not falling within the definition of interest payment.

     "PAYMENT EVENT" has the meaning set forth under "Description of the ING Perpetual Debt Securities -- Defaults; Limitation of Remedies -- Limitation of Remedies."

     "PAYMENT ORDINARY SHARES" has the meaning set forth under "Description of the ING Perpetual Debt Securities -- Alternative Interest Satisfaction Mechanism -- General."

     "REGULATORY EVENT" has the meaning set forth under "Description of the ING Perpetual Debt Securities -- Optional Redemption and Redemption upon Certain Events -- Redemption upon Certain Events -- Regulatory Event."

     "RELEVANT DATE" means:

     - in respect of any payment other than a Winding-Up Claim, the date on which such payment first becomes due and payable but, if the full amount of the monies payable on such date has not been received by the trustee on or prior to such date, the "Relevant Date" means the date on which such monies shall have been so received and notice to that effect shall have been given to the holders in accordance with the terms of the Indenture; and

     - in respect of a Winding-Up Claim, the date which is one day prior to the commencement of the winding up.

     The "REQUIRED DEFERRAL CONDITION" will be met if, in our determination, on the relevant date, we do not satisfy the solvency conditions, or making of the relevant payment will result in us not satisfying the solvency conditions.

     "SENIOR DEBT" has the meaning set forth under "Description of the ING Perpetual Debt Securities -- Subordination."

     "SOLVENCY CONDITIONS" has the meaning set forth under "Description of the ING Perpetual Debt Securities -- Payments."

     "TAX EVENT" has the meaning set forth under "Description of the ING Perpetual Debt Securities -- Optional Redemption and Redemption upon Certain Events -- Redemption upon Certain Events -- Tax Event."

     "UNDERTAKING" means a corporate body, partnership, limited partnership, cooperative or an incorporated association carrying on a trade or business with or without a view to profit in which the Issuer has direct or indirect financial, commercial or contractual majority interest.

     "WINDING-UP CLAIM" means amounts in respect of principal or payments in respect of which the solvency conditions are not satisfied on the date upon which the same would otherwise be due and payable by us in our liquidation (upon dissolution or otherwise) and on any redemption as described under "Description of the ING Perpetual Debt Securities -- Optional Redemption and Redemption upon Certain Events."

                             UNITED STATES TAXATION

     This section describes the material United States federal income tax consequences of owning ING Perpetual Debt Securities. It applies to you only if you acquire your ING Perpetual Debt Securities in this offering and you hold your ING Perpetual Debt Securities as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

     - a dealer in ING Perpetual Debt Securities;

     - a trader in ING Perpetual Debt Securities that elects to use a mark-to-market method of accounting for your ING Perpetual Debt Securities holdings;

     - a tax-exempt organization;

     - a life insurance company;

     - a person liable for alternative minimum tax;

     - a person that actually or constructively owns 10% or more of the voting stock of ING Groep N.V.;

     - a person that holds ING Perpetual Debt Securities as part of a straddle or a hedging or conversion transaction; or

     - a person whose functional currency is not the U.S. dollar.

     This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     You are a U.S. holder if you are a beneficial owner of ING Perpetual Debt Securities and you are:

     - a citizen or resident of the United States;

     - a domestic corporation;

     - an estate whose income is subject to U.S. federal income tax regardless of its source; or

     - a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

     A "non-U.S. holder" is a beneficial owner of ING Perpetual Debt Securities that is not a U.S. person for U.S. federal income tax purposes.

You should consult your own tax advisor regarding the U.S. federal, state and local and other tax consequences of owning and disposing of ING Perpetual Debt Securities in your particular circumstances.

CLASSIFICATION OF THE ING PERPETUAL DEBT SECURITIES

     Although the matter is not free from doubt, the ING Perpetual Debt Securities should be treated as an equity interest in ING Group, and not as debt. Accordingly, each "interest" payment should be treated as a distribution by ING Group with respect to such equity interest, and any reference in this discussion to "dividends" refers to the "interest" payments on the ING Perpetual Debt Securities. The rest of this discussion so assumes.

TAXATION OF DIVIDENDS

     U.S. HOLDERS. Under the U.S. federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by ING Group out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). The dividend is ordinary income that you must include in income when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ING Perpetual Debt Securities and thereafter as capital gain.

     Dividends will be income from sources outside the United States, but generally will be "passive income" or "financial services income" which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

     NON-U.S. HOLDERS. If you are a non-U.S. holder, dividends paid to you in respect of ING Perpetual Debt Securities will not be subject to U.S. federal income tax unless the dividends are "effectively connected" with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, "effectively connected" dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

TAXATION OF CAPITAL GAINS

     U.S. HOLDERS. Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ING Perpetual Debt Securities, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis in your ING Perpetual Debt Securities. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 20% where the property is held more than one year, and 18% where the property is held for more than five years. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

     NON-U.S. HOLDERS. If you are a non-U.S. holder, you will not be subject to U.S. federal income tax on gain recognized on the sale or other disposition of your ING Perpetual Debt Securities unless:

     - the gain is "effectively connected" with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis; or

     - you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

     If you are a corporate non-U.S. holder, "effectively connected" gains that you recognize may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

PFIC RULES

     We believe that ING Perpetual Debt Securities should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the ING Perpetual Debt Securities, gain realized on the sale or other disposition of your ING Perpetual Debt Securities would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain "excess distributions" ratably over your holding period for the ING Perpetual Debt Securities and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     If you are a noncorporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

     - dividend payments or other taxable distributions made to you within the United States; and

     - the payment of proceeds to you from the sale of ING Perpetual Debt Securities effected at a U.S. office of a broker.

     Additionally, backup withholding may apply to such payments if you are a noncorporate U.S. holder that:

     - fails to provide an accurate taxpayer identification number;

     - is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns; or

     - in certain circumstances, fails to comply with applicable certification requirements.

     If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

     - dividend payments made to you outside the United States by the Group or another non-U.S. payor; and

     - other dividend payments and the payment of the proceeds from the sale of ING Perpetual Debt Securities effected at a U.S. office of a broker, as long as the income associated with such payments is otherwise exempt from U.S. federal income tax; and:

      - the payor or broker does not have actual knowledge or reason to know that you are a U.S. person; and you have furnished the payor or broker:

        - an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-U.S. person; or

        - other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with U.S. Treasury regulations; or

      - you otherwise establish an exemption.

     Payment of the proceeds from the sale of ING Perpetual Debt Securities effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of ING Perpetual Debt Securities that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

     - the proceeds are transferred to an account maintained by you in the United States;

     - the payment of proceeds or the confirmation of the sale is mailed to you at a U.S. address; or

     - the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a U.S. person and the documentation requirements described above are met or you otherwise establish an exemption.

     In addition, a sale of ING Perpetual Debt Securities effected at a foreign office of a broker will be subject to information reporting if the broker is:

     - a U.S. person;

     - a controlled foreign corporation for U.S. tax purposes;

     - a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period; or

     - a foreign partnership, if at any time during its tax year:

      - one or more of its partners are "U.S. persons," as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership; or

      - such foreign partnership is engaged in the conduct of a U.S. trade or business,

unless the broker does not have actual knowledge or reason to know that you are a U.S. person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a U.S. person.

     You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

                            THE NETHERLANDS TAXATION

     This section provides a general description of the material Netherlands tax issues and consequences of owning the ING Perpetual Debt Securities. This summary provides general information only and is restricted to the matters of Netherlands taxation stated therein. The information given below is neither intended as tax advice nor purports to describe all of the tax considerations that may be relevant to a prospective purchaser of the ING Perpetual Debt Securities.

You should consult your own tax advisor regarding Netherlands tax consequences of owning and disposing of ING Perpetual Debt Securities in your particular circumstances.

     This summary is based on the tax legislation, published case law, and other regulations in force as of December 2, 2002, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

     In the following, it is assumed the holders of the ING Perpetual Debt Securities are not residents of The Netherlands, not deemed to be residents of The Netherlands and have not opted to be treated as resident in The Netherlands. We have been informed that under the current tax law and jurisprudence of The
Netherlands:

WITHHOLDING TAX

     All payments by us in respect of the ING Perpetual Debt Securities can be made without withholdings or deductions for or because of any taxes, duties or charges of any nature whatsoever that are or may be withheld or assessed by the Dutch tax authorities or any political subdivision thereof or therein.

TAXES ON INCOME AND CAPITAL GAINS

     A holder of an ING Perpetual Debt Security who derives income from such ING Perpetual Debt Security, or who realizes a gain on the disposal or redemption of an ING Perpetual Debt Security, will not be subject to Dutch taxation on income or capital gains, unless:

     - such income or gain is attributable to an enterprise or deemed enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in The Netherlands;

     - the holder is an individual who has a substantial interest, whether deemed or actual, in ING Groep N.V.;

     - the holder is an individual who is associated (as defined in articles 3.91(2)(b), (3) and 3.92(2)(b), (3) of the Income Tax Act of 2001) with another individual who has a substantial interest in ING Groep N.V.;

     - the holder is an individual, and such income or gain is attributable to his or her activities in The Netherlands, other than business or employment activities ("belastbaar resultaat uit overige werkzaamheden in Nederland");

     - the holder performs or has performed employment activities in The Netherlands, or performs or has performed employment activities outside The Netherlands for remuneration that is subject to Netherlands payroll tax, and for which employment activities the ING Perpetual Debt Securities are (partly) granted as remuneration; or

     - the holder is an entity that has a substantial interest in ING Groep N.V., which substantial interest does not form part of the assets of an enterprise.

GIFT, ESTATE OR INHERITANCE TAX

     There will be no Dutch gift, estate or inheritance taxes levied on the transfer of an ING Perpetual Debt Security by way of gift by a holder, or upon the death of a holder, unless:

     - the transfer is construed as an inheritance or as a gift made by or on behalf of a person who, at the time of the gift or death, is, or is deemed to be, resident in The Netherlands;

     - such ING Perpetual Debt Security is attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in The Netherlands; or

     - if, in the case of a gift of ING Perpetual Debt Securities by a natural person who -- at the date of the gift -- was neither resident nor deemed to be resident in The Netherlands, such natural person takes up or is deemed to take up residence in The Netherlands and dies within 180 days after the date on which the gift was given.

VALUE-ADDED TAX

     No value-added tax will be due in The Netherlands in respect of payments made in consideration for the issue of the ING Perpetual Debt Securities, whether in respect of payments of interest and principal or in respect of the transfer of an ING Perpetual Debt Security.

OTHER TAXES

     There will be no registration tax, capital transfer tax, customs duty, stamp duty, property transfer tax or any other similar tax or duty due in The Netherlands in respect of or in connection with the issue, transfer, execution, delivery and enforcement by legal proceedings of the ING Perpetual Debt Securities or the performance of our obligations under the relevant documents. However, capital tax will be payable by us upon the issue of our Ordinary Shares to the trustee or its agent on the basis of the Alternative Interest Satisfaction Mechanism.

RESIDENCY

     A holder of an ING Perpetual Debt Security will not become, and will not be deemed to be, resident in The Netherlands by the sole virtue of holding such ING Perpetual Debt Security or the execution, performance, delivery and/or enforcement of the relevant documents.

PROPOSED EUROPEAN UNION SAVINGS DIRECTIVE

     On July 18, 2001, the European Commission published a proposal for a new directive regarding the taxation of savings income. It is proposed that each European Union Member State, which we refer to as a Member State, under its domestic law requires disbursing agents (within the meaning of the directive) established within its territory to provide to the tax authorities of another Member State details of the payment of interest or other similar income such as discount or premium to an individual resident in that other Member State. However, for a transitional period of seven years, Austria, Belgium and Luxembourg may opt instead to withhold tax from such payments. During the first three years after the directive comes into force, tax will have to be withheld by these Member States at a rate of 15% and thereafter at 20%. The proposed directive is to be implemented by the Member States by January 1, 2004. However, since the implementation of the proposal is subject to certain non-Member States and associated territories and dependencies of Member States also agreeing to supply information or imposing a withholding tax, it is currently not possible to predict whether, when, or in what form the proposal will ultimately be adopted.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an Underwriting Agreement,
dated                , 2002, we have agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and ING Financial Markets LLC are acting as Representatives, has severally agreed to purchase the aggregate principal amount of ING Perpetual Debt Securities set forth opposite the name of such Underwriter below. The Underwriters can be reached at any of the following addresses: c/o Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, New York 10080; Morgan Stanley & Co. Incorporated; 1585 Broadway, New York, New York 10036; or c/o ING Financial Markets LLC, 1325 Avenue of the Americas, New York, New York 10017. In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase all the ING Perpetual Debt Securities offered hereby if any of the ING Perpetual Debt Securities are purchased. If an Underwriter defaults, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                                PRINCIPAL
                                                              AMOUNT OF ING
                                                              PERPETUAL DEBT
                        UNDERWRITERS                            SECURITIES
                        ------------                          --------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................   $
Morgan Stanley & Co. Incorporated...........................
ING Financial Markets LLC ..................................
Prudential Securities Incorporated..........................
Salomon Smith Barney Inc. ..................................
UBS Warburg LLC.............................................
Wachovia Securities, Inc. ..................................
BNP Paribas Securities Corp. ...............................
J.P. Morgan Securities, Inc. ...............................
                                                               ------------
             Total..........................................   $
                                                               ============

     The Underwriters propose initially to offer the ING Perpetual Debt Securities to the public at the initial public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price
less a concession not in excess of    % of the principal amount thereof;
provided that such concession for sales of $250,000 or more aggregate principal amount of ING Perpetual Debt Securities to a single purchaser will not be in
excess of    % of the principal amount thereof. The Underwriters may allow, and
those dealers may reallow, a concession not in excess of    % of the principal
amount thereof to certain other dealers. After the initial offering, the public offering price and other selling terms may from time to time be varied by the representatives.

     If the Underwriters sell more ING Perpetual Debt Securities than the total principal amount set forth in the table above, the Underwriters have an option
to buy up to an additional $          to cover such sales. They may exercise
that option for 30 days. To the extent that the Underwriters exercise this option, the Underwriters will severally purchase ING Perpetual Debt Securities in approximately the same proportion as set forth in the table above.

     Application has been made to list the ING Perpetual Debt Securities on the
New York Stock Exchange under the symbol "     ." Trading of the ING Perpetual
Debt Securities on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the ING Perpetual Debt Securities. The Representatives have advised us that they intend to make a market in the ING Perpetual Debt Securities before the commencement of trading on the New York Stock Exchange. The Representatives will have no obligation to make a market in the ING Perpetual Debt Securities, however, and may cease market-making activities, if commenced, at any time.

     We have agreed not to sell or transfer any ING Perpetual Debt Securities or any perpetual security substantially similar to the ING Perpetual Debt Securities for 30 days after the date of this prospectus supplement without first obtaining the prior written consent of the Representatives. Specifically, we have agreed not to, directly or indirectly, sell, offer to sell, grant any option to sell or otherwise dispose of any ING Perpetual Debt Securities, or any security substantially similar to the ING Perpetual Debt Securities, other than pursuant to this prospectus supplement.

     In connection with the issuance of the ING Perpetual Debt Securities, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ING Perpetual Debt Securities. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase ING Perpetual Debt Securities in the open market to cover syndicate shorts or to stabilize the price of the ING Perpetual Debt Securities above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Each Underwriter has agreed that:

     - it has not offered or sold and before the date six months after the date of issue of the ING Perpetual Debt Securities will not offer or sell any ING Perpetual Debt Securities to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, as principal or agent, for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

     - it has complied and will comply with all the applicable provisions of the Financial Services and Markets Act 2000, or FSMA, of Great Britain with respect to anything done by it in relation to the ING Perpetual Debt Securities in, from or otherwise involving the United Kingdom;

     - it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the ING Perpetual Debt Securities or any investments representing the ING Perpetual Debt Securities (including without limitation the registration statement registering the ING Perpetual Debt Securities, the accompanying prospectus and this prospectus supplement) in circumstances in which
       Section 21(1) of the FSMA does not apply to it;

     - it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any ING Perpetual Debt Securities other than (i) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent) or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong; and unless permitted to do so under the securities laws of Hong Kong, it has not issued, or had in its possession for the purposes of issue, and will not issue, or have in its possession for the purposes of issue, any advertisement, invitation or document relating to the ING Perpetual Debt Securities other than with respect to ING Perpetual Debt Securities intended to be disposed of to persons outside Hong Kong or to be disposed of in Hong Kong only to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or agent;

     - the ING Perpetual Debt Securities shall exclusively be offered to natural or legal persons who are established, domiciled or have their residence (collectively, "are resident") outside The Netherlands and, accordingly, not to persons who are resident in The Netherlands. We have filed a statement with The Netherlands Authority Financial Markets (Autoriteit Financiele Markten) that the offering of the ING Perpetual Debt Securities, each announcement thereof and this prospectus supplement comply with the laws and regulations of any state or country where the persons to whom the offer is made are resident; and

     - with respect to any other jurisdiction outside of the United States, it has not offered or sold and will not offer or sell any of the ING Perpetual Debt Securities in any jurisdiction, except under circumstances that resulted in or will result in compliance with the applicable rules and regulations of such jurisdiction.

     This prospectus supplement has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act 2001 (Act 42 of 2001) of Singapore (the "Securities and Futures Act") and the ING Perpetual Debt Securities are offered by us pursuant to exemptions invoked under Section 274 and Section 275 of the Securities and Futures Act. Accordingly, each of the Underwriters has severally represented and agreed that the ING Perpetual Debt Securities may not be offered or sold or be made the subject of an invitation for subscription or purchase, nor may this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ING Perpetual Debt Securities be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor as defined in
Section 275 of the Securities and Futures Act, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the Securities and Futures Act.

     Before the offering, there has been no public market for the ING Perpetual Debt Securities. In order to meet the requirements for listing the ING Perpetual Debt Securities on the New York Stock Exchange, the Underwriters will undertake:

     - to ensure that there will be not less than 1,000,000 publicly-held ING Perpetual Debt Securities;

     - to ensure that the aggregate market value of the ING Perpetual Debt Securities will be not less than $4,000,000; and

     - to sell lots of 100 or more ING Perpetual Debt Securities to a minimum of 400 beneficial holders.

     Pursuant to Rule 2810 of the NASD, no NASD member will execute transactions in any discretionary account without the prior specific written approval of the customer. We have agreed to indemnify the Underwriters against, or contribute to payments that the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933.

     The Underwriters and/or their affiliates have provided investment banking, commercial banking and financial advisory services to us or our affiliates in the past, for which they have received customary compensation and expense reimbursement, and may do so again in the future. ING Financial Markets LLC, our subsidiary, is participating in this offering of ING Perpetual Debt Securities as an Underwriter.

     It is expected that delivery of the ING Perpetual Debt Securities will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the fifth business day following the date of pricing of the ING Perpetual Debt Securities (such settlement cycle being herein referred to as "T+5"). Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade ING Perpetual Debt Securities on the date of pricing or the next business day will be required, by virtue of the fact that the ING Perpetual Debt Securities initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of ING Perpetual Debt Securities who wish to trade certificates on the date of pricing or the next business day should consult their own advisors.

                           VALIDITY OF THE SECURITIES

     Sullivan & Cromwell, New York, New York, our U.S. counsel, and Davis Polk & Wardwell, U.S. counsel for the Underwriters, will pass on the validity of the ING Perpetual Debt Securities with respect to U.S. law. De Brauw Blackstone Westbroek N.V., Amsterdam, The Netherlands, will pass on certain matters relating to the ING Perpetual Debt Securities under Dutch law. KPMG Meijburg & Co., Amsterdam, The Netherlands, will pass on certain Dutch tax matters for us. Sullivan & Cromwell and Davis Polk & Wardwell may rely upon the opinion of De Brauw Blackstone Westbroek N.V. with respect to all matters of Dutch law.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                $      ,000,000

                                   [ING LOGO]

                                 ING GROEP N.V.

                            % ING PERPETUAL DEBT SECURITIES

                   -----------------------------------------
                             PROSPECTUS SUPPLEMENT
                   -----------------------------------------

                             ING FINANCIAL MARKETS
                              MERRILL LYNCH & CO.
                                 MORGAN STANLEY
                             PRUDENTIAL SECURITIES
                              SALOMON SMITH BARNEY
                                  UBS WARBURG
                              WACHOVIA SECURITIES
                                  BNP PARIBAS
                                    JPMORGAN

                                           , 2002
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------